UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO CNMV (SPANISH SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Markets legislation, hereby communicates the following:

RELEVANT INFORMATION

BBVA was subject to the 2016 EU-wide stress test conducted by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB), the European Commission (EC) and the European Systemic Risk Board (ESRB).

BBVA notes the announcements made today by the EBA on the EU-wide stress test and fully acknowledges the outcomes of this exercise.

The 2016 EU-wide stress test does not contain a pass fail threshold and instead is designed to be used as a crucial piece of information for the supervisory review process in 2016. The results will thus allow competent authorities to assess BBVA’s ability to meet applicable minimum and additional own funds requirements under stressed scenarios based on a common methodology and assumptions.

The adverse stress test scenario was set by the ECB/ESRB and covers a three-year time horizon (2016-2018). The stress test has been carried out applying a static balance sheet assumption as at December 2015, and therefore does not take into account future business strategies and management actions. It is not a forecast of BBVA profits.

Based on the results of the exercise, that will constitute a relevant input to the 2016 supervisory review process, BBVA will work with the ECB to understand the extent to which credible management actions may offset some of the impact of the adverse scenario; to assess the impact of the results on BBVA’s forward looking capital plans and its capacity to meet applicable own funds requirements; and to determine whether any additional measures or changes to the BBVA’s capital plan are needed.

Further information is available on the EBA website (www.eba.europa.eu)

Madrid, July 29th 2016

Note

The stress test exercise information is provided in the accompanying disclosure tables based on the common format provided by the EBA.

2016 EU-wide Stress Test

Bank Name	Banco Bilbao Vizcaya Argentaria S.A.
LEI Code	K8MS7FD7N5Z2WQ51AZ71
Country Code	ES

2016 EU-wide Stress Test: Summary

Banco Bilbao Vizcaya Argentaria S.A.

	Actual (starting year)	Baseline Scenario	Adverse Scenario
(mln EUR, %)	12/31/2015	12/31/2018	12/31/2018
Cumulative 3y: Net interest income		49,718.86	44,273.60
Cumulative 3y: Gains or (-) losses on financial assets and liabilities held for trading or designated at fair value through profit and loss, net		822.69	-1,041.87
Cumulative 3y: (Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss)		-12,914.14	-22,834.75
Cumulative 3y: Profit or (-) loss for the year		11,259.31	245.47

Coverage ratio - Default stock	47.10%	47.44%	47.94%

Common Equity Tier 1 capital	48,553.76	48,630.56	34,320.68
Total Risk exposure amount	403,365.04	404,185.58	414,131.70

Common Equity Tier 1 ratio, %	12.0%	12.0%	8.3%
Fully loaded Common Equity Tier 1 ratio, %	10.3%	12.0%	8.2%

Tier 1 capital	48,553.76	54,360.37	40,050.49
Total leverage ratio exposures	765,723.50	765,723.50	765,723.50

Leverage ratio, %	6.3%	7.1%	5.2%
Fully loaded leverage ratio, %	6.1%	7.0%	5.1%

Memorandum items
Total amount of instruments with mandatory conversion into ordinary shares upon a fixed date in the 2016 -2018 period (cumulative conversions)[1]			4,439

Total Additional Tier 1 and Tier 2 instruments eligible as regulatory capital under the CRR provisions that convert into Common Equity Tier 1 or are written down upon a trigger event[2]			0
Of which: eligible instruments whose trigger is above CET1 capital ratio in the adverse scenario[2]			0

[1]	Conversions not considered for CET1 computation
[2]	Excluding instruments with mandatory conversion into ordinary shares upon a fixed date in the 2016 -2018 period

2016 EU-wide Stress Test:

Credit risk IRB

Banco Bilbao Vizcaya Argentaria S.A.

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Banco Bilbao Vizcaya Argentaria S.A.	Central banks and central governments	5,645	86	0	0	212	12	0	0	4	15	0	0	17.1%
	Institutions	87,573	225	0	0	10,780	45	0	0	49	57	0	0	25.3%
	Corporates	101,568	9,857	0	0	60,669	2,938	0	0	859	5,117	0	0	51.9%
	Corporates - Of Which: Specialised Lending	11,748	365	0	0	10,049	117	0	0	258	1	0	0	0.3%
	Corporates - Of Which: SME	13,850	5,209	0	0	10,642	1,846	0	0	291	2,822	0	0	54.2%
	Retail	102,702	5,967	0	0	22,013	1,167	0	0	664	1,846	0	0	30.9%
	Retail - Secured on real estate property	85,286	5,155	0	0	11,304	1,107	0	0	265	1,268	0	0	24.6%
	Retail - Secured on real estate property - Of Which: SME	560	471	0	0	241	200	0	0	3	262	0	0	55.7%
	Retail - Secured on real estate property - Of Which: non-SME	84,726	4,684	0	0	11,064	907	0	0	262	1,006	0	0	21.5%
	Retail - Qualifying Revolving	9,282	151	0	0	7,414	6	0	0	345	117	0	0	77.5%
	Retail - Other Retail	8,134	661	0	0	3,295	54	0	0	54	461	0	0	69.7%
	Retail - Other Retail - Of Which: SME	2,770	288	0	0	1,436	39	0	0	22	175	0	0	60.6%
	Retail - Other Retail - Of Which: non-SME	5,364	373	0	0	1,858	16	0	0	33	286	0	0	76.8%
	Equity	9,418	0	0	0	19,522	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	306,906	16,135	0	0	113,197	4,161	0	0	1,577	7,034	0	0	43.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Banco Bilbao Vizcaya Argentaria S.A.	Central banks and central governments	0.0%	19	17.0%	0.0%	19	16.9%	0.0%	19	16.8%
	Institutions	0.0%	164	33.2%	0.0%	196	30.3%	0.0%	220	28.4%
	Corporates	0.5%	7,431	53.4%	0.4%	7,804	49.4%	0.3%	8,113	46.7%
	Corporates - Of Which: Specialised Lending	0.6%	551	41.5%	0.5%	604	36.0%	0.4%	650	33.2%
	Corporates - Of Which: SME	0.4%	3,599	59.8%	0.3%	3,636	58.3%	0.2%	3,663	57.3%
	Retail	0.9%	4,799	49.6%	0.8%	5,640	48.0%	0.8%	6,406	47.2%
	Retail - Secured on real estate property	0.2%	3,005	44.5%	0.1%	3,109	40.9%	0.2%	3,246	38.9%
	Retail - Secured on real estate property - Of Which: SME	0.3%	291	58.9%	0.2%	292	57.6%	0.3%	294	56.8%
	Retail - Secured on real estate property - Of Which: non-SME	0.2%	2,714	43.3%	0.1%	2,817	39.6%	0.2%	2,952	37.6%
	Retail - Qualifying Revolving	7.2%	1,134	66.0%	7.7%	1,760	65.8%	7.3%	2,281	65.5%
	Retail - Other Retail	1.6%	660	60.2%	1.4%	771	55.0%	1.5%	880	52.0%
	Retail - Other Retail - Of Which: SME	1.2%	247	60.7%	0.9%	272	57.6%	0.8%	292	55.7%
	Retail - Other Retail - Of Which: non-SME	1.7%	413	59.9%	1.7%	499	53.6%	1.8%	588	50.3%
	Equity	0.9%	10	86.0%	0.9%	19	86.0%	0.9%	29	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.5%	12,423	51.5%	0.4%	13,678	48.3%	0.4%	14,787	46.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Banco Bilbao Vizcaya Argentaria S.A.	Central banks and central governments	0.0%	19	17.0%	0.0%	19	16.8%	0.0%	19	16.6%
	Institutions	0.1%	221	33.2%	0.2%	374	29.7%	0.1%	423	28.7%
	Corporates	1.0%	8,011	50.9%	1.1%	9,119	44.9%	1.1%	10,126	41.4%
	Corporates - Of Which: Specialised Lending	0.9%	588	41.6%	1.1%	708	34.9%	1.1%	827	32.1%
	Corporates - Of Which: SME	1.0%	3,688	58.8%	1.5%	3,881	55.3%	1.4%	4,058	52.6%
	Retail	1.8%	5,675	54.1%	1.6%	7,291	53.2%	1.5%	8,773	52.1%
	Retail - Secured on real estate property	0.9%	3,633	49.0%	0.8%	4,290	46.7%	0.9%	5,066	45.4%
	Retail - Secured on real estate property - Of Which: SME	1.1%	295	59.8%	0.7%	299	58.3%	1.4%	307	57.2%
	Retail - Secured on real estate property - Of Which: non-SME	0.9%	3,338	48.2%	0.8%	3,991	46.0%	0.9%	4,759	44.8%
	Retail - Qualifying Revolving	9.5%	1,342	72.3%	10.0%	2,142	71.8%	8.0%	2,684	70.9%
	Retail - Other Retail	2.0%	700	62.7%	2.0%	859	58.2%	2.2%	1,023	55.6%
	Retail - Other Retail - Of Which: SME	1.5%	255	62.2%	1.5%	296	58.6%	1.9%	345	55.9%
	Retail - Other Retail - Of Which: non-SME	2.3%	445	63.0%	2.3%	562	58.0%	2.4%	678	55.5%
	Equity	1.4%	14	86.0%	1.4%	29	86.0%	1.4%	43	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	1.0%	13,941	51.7%	1.0%	16,831	47.6%	0.9%	19,384	45.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Spain	Central banks and central governments	239	4	0	0	13	1	0	0	0	2	0	0	53.4%
	Institutions	41,864	217	0	0	7,457	45	0	0	8	22	0	0	10.1%
	Corporates	43,378	9,288	0	0	28,997	2,778	0	0	476	4,971	0	0	53.5%
	Corporates - Of Which: Specialised Lending	3,919	219	0	0	3,755	0	0	0	149	1	0	0	0.5%
	Corporates - Of Which: SME	11,353	5,064	0	0	9,040	1,845	0	0	211	2,789	0	0	55.1%
	Retail	95,075	5,815	0	0	14,623	1,142	0	0	99	1,729	0	0	29.7%
	Retail - Secured on real estate property	84,798	5,141	0	0	11,143	1,087	0	0	82	1,263	0	0	24.6%
	Retail - Secured on real estate property - Of Which: SME	560	471	0	0	241	200	0	0	2	260	0	0	55.2%
	Retail - Secured on real estate property - Of Which: non-SME	84,238	4,670	0	0	10,903	887	0	0	80	1,003	0	0	21.5%
	Retail - Qualifying Revolving	2,162	14	0	0	192	1	0	0	3	11	0	0	77.5%
	Retail - Other Retail	8,115	661	0	0	3,288	54	0	0	15	456	0	0	69.0%
	Retail - Other Retail - Of Which: SME	2,763	288	0	0	1,432	39	0	0	5	175	0	0	60.6%
	Retail - Other Retail - Of Which: non-SME	5,352	373	0	0	1,856	15	0	0	10	282	0	0	75.5%
	Equity	6,173	0	0	0	12,051	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	186,728	15,324	0	0	63,142	3,966	0	0	583	6,724	0	0	43.9%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Spain	Central banks and central governments	0.0%	3	52.1%	0.0%	3	51.0%	0.0%	3	49.8%
	Institutions	0.0%	107	35.6%	0.0%	119	32.8%	0.0%	131	30.9%
	Corporates	0.5%	6,433	57.0%	0.3%	6,581	54.6%	0.3%	6,686	53.1%
	Corporates - Of Which: Specialised Lending	0.4%	298	46.8%	0.3%	310	42.3%	0.2%	319	39.8%
	Corporates - Of Which: SME	0.4%	3,440	60.3%	0.3%	3,474	59.0%	0.2%	3,498	58.2%
	Retail	0.3%	3,458	46.7%	0.2%	3,687	43.2%	0.3%	3,949	41.2%
	Retail - Secured on real estate property	0.2%	2,812	44.6%	0.1%	2,915	41.0%	0.2%	3,052	38.9%
	Retail - Secured on real estate property - Of Which: SME	0.3%	289	58.9%	0.2%	291	57.7%	0.3%	292	56.8%
	Retail - Secured on real estate property - Of Which: non-SME	0.2%	2,523	43.3%	0.1%	2,625	39.7%	0.2%	2,759	37.7%
	Retail - Qualifying Revolving	0.7%	30	49.2%	0.7%	45	45.3%	0.8%	62	43.9%
	Retail - Other Retail	1.6%	616	59.8%	1.4%	726	54.7%	1.5%	835	51.8%
	Retail - Other Retail - Of Which: SME	1.2%	230	60.8%	0.9%	255	57.7%	0.8%	275	55.8%
	Retail - Other Retail - Of Which: non-SME	1.7%	385	59.2%	1.7%	471	53.2%	1.8%	560	50.0%
	Equity	0.9%	1	86.0%	0.9%	2	86.0%	0.9%	3	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.3%	10,001	52.6%	0.2%	10,392	49.4%	0.2%	10,772	47.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Spain	Central banks and central governments	0.0%	3	49.6%	0.0%	3	46.3%	0.0%	3	43.6%
	Institutions	0.1%	117	35.7%	0.2%	184	29.4%	0.1%	214	28.4%
	Corporates	1.2%	6,761	54.4%	1.4%	7,324	49.2%	1.4%	7,871	45.7%
	Corporates - Of Which: Specialised Lending	0.7%	308	47.0%	0.8%	340	39.7%	1.1%	379	35.5%
	Corporates - Of Which: SME	1.1%	3,521	59.4%	1.7%	3,702	55.9%	1.6%	3,867	53.2%
	Retail	1.0%	4,130	50.7%	0.9%	4,962	48.3%	1.1%	5,920	46.9%
	Retail - Secured on real estate property	0.9%	3,441	49.0%	0.8%	4,096	46.7%	1.0%	4,869	45.5%
	Retail - Secured on real estate property - Of Which: SME	1.1%	294	59.8%	0.7%	298	58.3%	1.4%	305	57.3%
	Retail - Secured on real estate property - Of Which: non-SME	0.9%	3,147	48.2%	0.8%	3,798	46.0%	0.9%	4,564	44.8%
	Retail - Qualifying Revolving	0.9%	33	53.7%	0.9%	53	49.4%	0.9%	72	47.6%
	Retail - Other Retail	2.0%	656	62.3%	2.0%	814	57.9%	2.2%	978	55.4%
	Retail - Other Retail - Of Which: SME	1.5%	238	62.2%	1.5%	279	58.7%	1.9%	328	56.0%
	Retail - Other Retail - Of Which: non-SME	2.3%	418	62.4%	2.3%	535	57.5%	2.4%	650	55.1%
	Equity	1.4%	2	86.0%	1.4%	3	86.0%	1.4%	5	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.8%	11,012	52.6%	0.8%	12,477	48.4%	0.9%	14,012	45.8%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United States	Central banks and central governments	3,034	0	0	0	5	0	0	0	0	0	0	0	—
	Institutions	1,684	0	0	0	490	0	0	0	3	0	0	0	—
	Corporates	8,690	0	0	0	3,537	0	0	0	2	0	0	0	—
	Corporates - Of Which: Specialised Lending	473	0	0	0	439	0	0	0	1	0	0	0	—
	Corporates - Of Which: SME	7	0	0	0	4	0	0	0	0	0	0	0	—
	Retail	31	0	0	0	7	0	0	0	0	0	0	0	88.6%
	Retail - Secured on real estate property	29	0	0	0	7	0	0	0	0	0	0	0	92.3%
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	29	0	0	0	7	0	0	0	0	0	0	0	92.3%
	Retail - Qualifying Revolving	1	0	0	0	0	0	0	0	0	0	0	0	33.3%
	Retail - Other Retail	1	0	0	0	0	0	0	0	0	0	0	0	100.0%
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	1	0	0	0	0	0	0	0	0	0	0	0	100.0%
	Equity	148	0	0	0	423	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	13,586	0	0	0	4,462	0	0	0	5	0	0	0	88.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United States	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.1%	4	37.9%	0.4%	12	37.9%	0.1%	13	37.9%
	Corporates	0.4%	38	33.0%	0.3%	63	31.6%	0.3%	90	31.5%
	Corporates - Of Which: Specialised Lending	0.4%	2	33.0%	0.3%	4	31.6%	0.3%	5	31.5%
	Corporates - Of Which: SME	0.4%	0	33.0%	0.3%	0	31.6%	0.3%	0	31.5%
	Retail	0.2%	0	34.4%	0.2%	0	27.7%	0.2%	0	24.8%
	Retail - Secured on real estate property	0.1%	0	28.5%	0.1%	0	20.8%	0.1%	0	17.8%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.1%	0	28.5%	0.1%	0	20.8%	0.1%	0	17.8%
	Retail - Qualifying Revolving	1.1%	0	28.1%	1.0%	0	28.2%	0.9%	0	27.9%
	Retail - Other Retail	1.9%	0	79.0%	1.8%	0	75.4%	1.8%	0	73.8%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	1.9%	0	79.0%	1.8%	0	75.4%	1.8%	0	73.8%
	Equity	0.9%	1	86.0%	0.9%	2	86.0%	0.9%	4	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.3%	43	33.7%	0.3%	78	32.9%	0.2%	107	32.7%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United States	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	1.8%	34	37.9%	3.1%	83	37.9%	0.2%	86	37.9%
	Corporates	0.7%	58	33.2%	0.7%	117	32.2%	0.4%	146	32.5%
	Corporates - Of Which: Specialised Lending	0.7%	4	33.3%	0.7%	7	32.3%	0.4%	8	32.5%
	Corporates - Of Which: SME	0.7%	0	33.3%	0.7%	0	32.3%	0.4%	0	32.5%
	Retail	0.3%	0	38.7%	0.4%	0	29.7%	0.4%	0	26.2%
	Retail - Secured on real estate property	0.2%	0	34.2%	0.2%	0	24.5%	0.3%	0	21.4%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.2%	0	34.2%	0.2%	0	24.5%	0.3%	0	21.4%
	Retail - Qualifying Revolving	1.3%	0	28.0%	1.3%	0	28.2%	0.9%	0	27.9%
	Retail - Other Retail	2.2%	0	79.2%	2.2%	0	75.3%	1.8%	0	73.7%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	2.2%	0	79.2%	2.2%	0	75.3%	1.8%	0	73.7%
	Equity	1.4%	2	86.0%	1.4%	4	86.0%	1.4%	5	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.7%	94	35.1%	0.8%	204	34.7%	0.3%	238	34.7%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Turkey	Central banks and central governments	146	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	3	0	0	0	1	0	0	0	0	0	0	0	—
	Corporates	333	0	0	0	231	0	0	0	0	0	0	0	—
	Corporates - Of Which: Specialised Lending	197	0	0	0	155	0	0	0	0	0	0	0	—
	Corporates - Of Which: SME	1	0	0	0	1	0	0	0	0	0	0	0	—
	Retail	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Qualifying Revolving	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Equity	170	0	0	0	401	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	652	0	0	0	633	0	0	0	0	0	0	0	—

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Turkey	Central banks and central governments	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	0.2%	1	28.5%	0.1%	1	27.3%	0.1%	2	26.4%
	Corporates - Of Which: Specialised Lending	0.2%	1	28.5%	0.1%	1	27.3%	0.1%	1	26.4%
	Corporates - Of Which: SME	0.2%	0	28.5%	0.1%	0	27.3%	0.1%	0	26.4%
	Retail	3.3%	0	64.5%	3.0%	0	63.9%	2.9%	0	63.7%
	Retail - Secured on real estate property	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	—	0	—	—	0	—	—	0	—
	Retail - Qualifying Revolving	1.3%	0	37.1%	1.2%	0	37.1%	1.2%	0	37.1%
	Retail - Other Retail	5.6%	0	79.9%	5.1%	0	79.7%	5.0%	0	79.6%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	5.6%	0	79.9%	5.1%	0	79.7%	5.0%	0	79.6%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.1%	1	28.5%	0.1%	2	27.3%	0.1%	2	26.4%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Turkey	Central banks and central governments	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	1.5%	5	56.7%	0.6%	7	50.6%	0.1%	8	48.7%
	Corporates - Of Which: Specialised Lending	1.5%	3	56.7%	0.6%	4	50.6%	0.1%	4	48.7%
	Corporates - Of Which: SME	1.5%	0	56.7%	0.6%	0	50.6%	0.1%	0	48.7%
	Retail	6.2%	0	70.8%	21.4%	0	76.2%	20.6%	0	75.7%
	Retail - Secured on real estate property	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	—	0	—	—	0	—	—	0	—
	Retail - Qualifying Revolving	2.6%	0	42.6%	2.6%	0	42.6%	2.2%	0	42.6%
	Retail - Other Retail	10.3%	0	87.5%	44.3%	0	84.0%	65.4%	0	82.5%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	10.3%	0	87.5%	44.3%	0	84.0%	65.4%	0	82.5%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	1.0%	5	56.7%	0.4%	7	50.6%	0.1%	8	48.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Mexico	Central banks and central governments	468	0	0	0	59	0	0	0	0	0	0	0	—
	Institutions	298	0	0	0	8	0	0	0	1	0	0	0	—
	Corporates	16,230	226	0	0	10,607	37	0	0	22	86	0	0	38.2%
	Corporates - Of Which: Specialised Lending	35	0	0	0	32	0	0	0	0	0	0	0	—
	Corporates - Of Which: SME	2,287	96	0	0	1,473	0	0	0	16	0	0	0	0.0%
	Retail	7,118	137	0	0	7,223	5	0	0	14	70	0	0	51.4%
	Retail - Secured on real estate property	10	0	0	0	2	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	10	0	0	0	2	0	0	0	0	0	0	0	—
	Retail - Qualifying Revolving	7,107	137	0	0	7,221	5	0	0	14	70	0	0	51.4%
	Retail - Other Retail	1	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	1	0	0	0	0	0	0	0	0	0	0	0	—
	Equity	1,171	0	0	0	2,764	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	25,285	363	0	0	20,660	42	0	0	36	157	0	0	43.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Mexico	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.1%	1	22.9%	0.0%	1	22.0%	0.1%	1	21.4%
	Corporates	0.1%	171	40.4%	0.2%	197	35.6%	0.1%	219	32.2%
	Corporates - Of Which: Specialised Lending	0.1%	0	14.8%	0.2%	0	18.9%	0.2%	0	19.2%
	Corporates - Of Which: SME	0.1%	65	39.0%	0.1%	67	36.1%	0.1%	69	33.8%
	Retail	9.2%	752	66.3%	10.0%	1,347	66.4%	9.7%	1,838	66.3%
	Retail - Secured on real estate property	1.2%	0	32.7%	1.1%	0	34.2%	1.1%	0	34.6%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	1.2%	0	32.7%	1.1%	0	34.2%	1.1%	0	34.6%
	Retail - Qualifying Revolving	9.2%	752	66.4%	10.0%	1,347	66.4%	9.7%	1,838	66.3%
	Retail - Other Retail	6.6%	0	80.7%	6.3%	0	79.7%	6.6%	0	79.6%
	Retail - Other Retail - Of Which: SME	3.7%	0	70.9%	4.7%	0	72.3%	4.7%	0	70.6%
	Retail - Other Retail - Of Which: non-SME	6.9%	0	81.2%	6.4%	0	80.1%	6.8%	0	80.1%
	Equity	0.9%	2	86.0%	0.9%	4	86.0%	0.9%	6	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	2.7%	927	59.9%	2.7%	1,550	60.3%	2.3%	2,065	60.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Mexico	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.2%	2	31.8%	0.1%	2	31.3%	0.1%	3	30.9%
	Corporates	0.5%	229	45.3%	0.5%	309	43.9%	0.5%	385	43.0%
	Corporates - Of Which: Specialised Lending	0.5%	0	41.0%	0.6%	0	42.9%	0.5%	1	42.9%
	Corporates - Of Which: SME	0.3%	70	38.1%	0.3%	78	36.5%	0.3%	85	35.5%
	Retail	12.1%	950	72.5%	13.2%	1,711	72.4%	10.8%	2,221	71.7%
	Retail - Secured on real estate property	2.3%	0	53.9%	2.1%	0	53.9%	1.6%	1	52.2%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	2.3%	0	53.9%	2.1%	0	53.9%	1.6%	1	52.2%
	Retail - Qualifying Revolving	12.1%	950	72.5%	13.2%	1,710	72.5%	10.8%	2,220	71.7%
	Retail - Other Retail	8.3%	0	82.7%	7.7%	0	82.0%	7.3%	0	81.8%
	Retail - Other Retail - Of Which: SME	5.5%	0	91.9%	8.0%	0	89.5%	6.9%	0	88.3%
	Retail - Other Retail - Of Which: non-SME	8.5%	0	82.2%	7.6%	0	81.5%	7.4%	0	81.4%
	Equity	1.4%	3	86.0%	1.4%	6	86.0%	1.4%	9	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	3.8%	1,184	65.4%	3.7%	2,028	66.2%	2.7%	2,618	65.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
France	Central banks and central governments	3	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	16,724	0	0	0	430	0	0	0	0	0	0	0	—
	Corporates	5,204	9	0	0	2,894	2	0	0	3	2	0	0	20.4%
	Corporates - Of Which: Specialised Lending	1,666	0	0	0	1,297	0	0	0	2	0	0	0	—
	Corporates - Of Which: SME	103	2	0	0	116	1	0	0	0	1	0	0	58.7%
	Retail	32	2	0	0	12	3	0	0	0	1	0	0	44.9%
	Retail - Secured on real estate property	28	2	0	0	11	3	0	0	0	1	0	0	43.4%
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	28	2	0	0	11	3	0	0	0	1	0	0	43.4%
	Retail - Qualifying Revolving	1	0	0	0	0	0	0	0	0	0	0	0	80.0%
	Retail - Other Retail	2	0	0	0	1	0	0	0	0	0	0	0	74.2%
	Retail - Other Retail - Of Which: SME	1	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	1	0	0	0	0	0	0	0	0	0	0	0	74.2%
	Equity	33	0	0	0	107	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	21,995	11	0	0	3,443	4	0	0	3	3	0	0	24.4%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
France	Central banks and central governments	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Institutions	0.0%	4	20.2%	0.0%	9	20.1%	0.0%	12	20.1%
	Corporates	0.8%	54	22.6%	0.7%	90	21.4%	0.7%	124	21.0%
	Corporates - Of Which: Specialised Lending	0.8%	16	19.9%	0.7%	27	19.9%	0.7%	38	19.9%
	Corporates - Of Which: SME	0.9%	2	44.1%	0.8%	3	37.1%	0.8%	4	33.8%
	Retail	0.5%	1	62.5%	0.5%	2	55.9%	0.5%	2	51.2%
	Retail - Secured on real estate property	0.4%	1	63.4%	0.4%	1	56.9%	0.4%	1	52.0%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.4%	1	63.4%	0.4%	1	56.9%	0.4%	1	52.0%
	Retail - Qualifying Revolving	0.7%	0	52.2%	0.7%	0	47.4%	0.7%	0	45.3%
	Retail - Other Retail	1.6%	0	53.7%	1.5%	0	48.1%	1.6%	0	45.4%
	Retail - Other Retail - Of Which: SME	1.3%	0	39.7%	1.3%	0	39.7%	1.3%	0	39.7%
	Retail - Other Retail - Of Which: non-SME	1.7%	0	55.5%	1.6%	0	49.6%	1.6%	0	46.5%
	Equity	0.9%	0	86.0%	0.9%	1	86.0%	0.9%	1	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.2%	60	22.8%	0.2%	101	21.6%	0.2%	139	21.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
France	Central banks and central governments	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Institutions	0.0%	8	20.1%	0.0%	14	20.1%	0.0%	19	20.0%
	Corporates	1.2%	73	25.0%	1.3%	138	24.0%	1.1%	191	23.8%
	Corporates - Of Which: Specialised Lending	1.2%	22	22.9%	1.3%	42	22.9%	1.1%	59	22.9%
	Corporates - Of Which: SME	1.7%	3	40.0%	2.3%	5	35.5%	2.5%	8	34.5%
	Retail	0.7%	1	57.9%	0.9%	2	53.1%	0.9%	2	50.1%
	Retail - Secured on real estate property	0.5%	1	58.5%	0.7%	1	53.7%	0.8%	2	50.6%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.5%	1	58.5%	0.7%	1	53.7%	0.8%	2	50.6%
	Retail - Qualifying Revolving	1.3%	0	53.2%	1.4%	0	50.0%	1.3%	0	48.9%
	Retail - Other Retail	3.0%	0	53.1%	3.3%	0	49.0%	2.9%	0	47.4%
	Retail - Other Retail - Of Which: SME	2.5%	0	45.7%	2.7%	0	45.7%	2.5%	0	45.7%
	Retail - Other Retail - Of Which: non-SME	3.2%	0	54.3%	3.4%	0	49.6%	3.1%	0	47.8%
	Equity	1.4%	0	86.0%	1.4%	1	86.0%	1.4%	1	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.3%	83	24.7%	0.3%	155	23.8%	0.3%	214	23.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Peru	Central banks and central governments	93	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	3	0	0	0	1	0	0	0	0	0	0	0	—
	Corporates	452	0	0	0	323	0	0	0	0	0	0	0	—
	Corporates - Of Which: Specialised Lending	265	0	0	0	197	0	0	0	0	0	0	0	—
	Corporates - Of Which: SME	2	0	0	0	2	0	0	0	0	0	0	0	—
	Retail	2	0	0	0	0	0	0	0	0	0	0	0	12.1%
	Retail - Secured on real estate property	2	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	2	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Qualifying Revolving	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail	0	0	0	0	0	0	0	0	0	0	0	0	12.1%
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	0	0	0	0	0	0	0	0	0	0	0	0	12.1%
	Equity	14	0	0	0	38	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	564	0	0	0	362	0	0	0	0	0	0	0	12.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Peru	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	0.6%	3	47.5%	0.6%	6	47.5%	0.7%	9	47.5%
	Corporates - Of Which: Specialised Lending	0.6%	2	47.5%	0.6%	3	47.5%	0.7%	5	47.5%
	Corporates - Of Which: SME	0.6%	0	47.5%	0.6%	0	47.5%	0.7%	0	47.5%
	Retail	0.5%	0	35.2%	0.5%	0	31.6%	0.4%	0	29.9%
	Retail - Secured on real estate property	0.2%	0	12.2%	0.2%	0	12.0%	0.2%	0	11.9%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.2%	0	12.2%	0.2%	0	12.0%	0.2%	0	11.9%
	Retail - Qualifying Revolving	4.6%	0	61.1%	4.4%	0	61.1%	4.3%	0	61.1%
	Retail - Other Retail	1.9%	0	48.3%	1.9%	0	48.2%	1.8%	0	48.1%
	Retail - Other Retail - Of Which: SME	2.2%	0	39.5%	2.1%	0	39.5%	2.1%	0	39.5%
	Retail - Other Retail - Of Which: non-SME	1.9%	0	48.5%	1.9%	0	48.4%	1.8%	0	48.4%
	Equity	0.9%	0	86.0%	0.9%	0	86.0%	0.9%	0	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.5%	3	47.3%	0.5%	6	47.3%	0.5%	9	47.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Peru	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	0.8%	4	54.6%	1.1%	9	54.6%	1.2%	14	54.6%
	Corporates - Of Which: Specialised Lending	0.8%	2	54.6%	1.1%	5	54.6%	1.2%	8	54.6%
	Corporates - Of Which: SME	0.8%	0	54.6%	1.1%	0	54.6%	1.2%	0	54.6%
	Retail	1.0%	0	38.0%	1.0%	0	35.1%	0.8%	0	33.0%
	Retail - Secured on real estate property	0.3%	0	14.4%	0.4%	0	14.8%	0.4%	0	15.0%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.3%	0	14.4%	0.4%	0	14.8%	0.4%	0	15.0%
	Retail - Qualifying Revolving	9.6%	0	70.3%	9.8%	0	70.3%	8.2%	0	70.3%
	Retail - Other Retail	4.1%	0	49.1%	4.2%	0	49.5%	3.5%	0	49.8%
	Retail - Other Retail - Of Which: SME	4.6%	0	45.4%	4.6%	0	45.4%	3.9%	0	45.4%
	Retail - Other Retail - Of Which: non-SME	4.0%	0	49.2%	4.1%	0	49.7%	3.4%	0	50.0%
	Equity	1.4%	0	86.0%	1.4%	0	86.0%	1.4%	0	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.7%	4	54.3%	0.9%	9	54.4%	1.0%	14	54.4%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United Kingdom	Central banks and central governments	32	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	10,287	0	0	0	749	0	0	0	0	0	0	0	—
	Corporates	4,126	4	0	0	2,397	1	0	0	0	3	0	0	65.0%
	Corporates - Of Which: Specialised Lending	983	0	0	0	713	0	0	0	0	0	0	0	—
	Corporates - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail	165	5	0	0	56	1	0	0	0	1	0	0	27.7%
	Retail - Secured on real estate property	161	5	0	0	55	1	0	0	0	1	0	0	27.7%
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	161	5	0	0	55	1	0	0	0	1	0	0	27.7%
	Retail - Qualifying Revolving	1	0	0	0	0	0	0	0	0	0	0	0	87.5%
	Retail - Other Retail	2	0	0	0	1	0	0	0	0	0	0	0	0.0%
	Retail - Other Retail - Of Which: SME	1	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	2	0	0	0	1	0	0	0	0	0	0	0	0.0%
	Equity	137	0	0	0	424	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	14,747	9	0	0	3,627	2	0	0	0	4	0	0	44.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United Kingdom	Central banks and central governments	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Institutions	0.0%	3	20.0%	0.0%	5	20.0%	0.0%	8	20.0%
	Corporates	0.8%	37	21.3%	0.8%	68	20.6%	0.8%	98	20.4%
	Corporates - Of Which: Specialised Lending	0.8%	8	19.9%	0.8%	16	19.9%	0.8%	23	19.9%
	Corporates - Of Which: SME	0.8%	0	19.9%	0.8%	0	19.9%	0.8%	0	19.9%
	Retail	0.4%	4	59.1%	0.4%	5	51.7%	0.4%	6	46.8%
	Retail - Secured on real estate property	0.3%	4	59.5%	0.3%	5	52.1%	0.4%	5	47.1%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.3%	4	59.5%	0.3%	5	52.1%	0.4%	5	47.1%
	Retail - Qualifying Revolving	0.7%	0	51.4%	0.7%	0	46.6%	0.8%	0	44.6%
	Retail - Other Retail	1.8%	0	40.1%	1.8%	0	38.7%	1.9%	0	38.2%
	Retail - Other Retail - Of Which: SME	1.4%	0	39.7%	1.5%	0	39.7%	1.6%	0	39.7%
	Retail - Other Retail - Of Which: non-SME	1.8%	0	40.1%	1.8%	0	38.5%	2.0%	0	37.9%
	Equity	0.9%	1	86.0%	0.9%	3	86.0%	0.9%	4	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.3%	46	23.1%	0.2%	81	21.9%	0.2%	116	21.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United Kingdom	Central banks and central governments	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Institutions	0.1%	5	20.0%	0.0%	10	20.0%	0.0%	13	20.0%
	Corporates	1.2%	54	23.9%	1.8%	124	23.3%	1.6%	182	23.2%
	Corporates - Of Which: Specialised Lending	1.2%	12	22.9%	1.8%	29	22.9%	1.6%	43	22.9%
	Corporates - Of Which: SME	1.2%	0	22.9%	1.8%	0	22.9%	1.6%	0	22.9%
	Retail	0.7%	5	50.9%	0.9%	6	43.2%	0.9%	7	39.4%
	Retail - Secured on real estate property	0.6%	4	51.2%	0.8%	6	43.2%	0.9%	7	39.1%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.6%	4	51.2%	0.8%	6	43.2%	0.9%	7	39.1%
	Retail - Qualifying Revolving	2.4%	0	50.2%	2.5%	0	48.3%	2.0%	0	47.8%
	Retail - Other Retail	5.8%	0	43.6%	5.9%	0	43.2%	4.7%	0	43.1%
	Retail - Other Retail - Of Which: SME	4.8%	0	45.7%	4.9%	0	45.7%	3.9%	0	45.7%
	Retail - Other Retail - Of Which: non-SME	6.1%	0	43.2%	6.2%	0	42.7%	4.9%	0	42.6%
	Equity	1.4%	2	86.0%	1.4%	4	86.0%	1.4%	6	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.4%	66	25.0%	0.5%	143	24.0%	0.5%	207	23.8%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Chile	Central banks and central governments	3	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	48	0	0	0	3	0	0	0	0	0	0	0	—
	Corporates	480	0	0	0	231	0	0	0	0	0	0	0	100.0%
	Corporates - Of Which: Specialised Lending	0	0	0	0	0	0	0	0	0	0	0	0	—
	Corporates - Of Which: SME	3	0	0	0	4	0	0	0	0	0	0	0	—
	Retail	3	0	0	0	2	0	0	0	0	0	0	0	100.0%
	Retail - Secured on real estate property	2	0	0	0	2	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	2	0	0	0	2	0	0	0	0	0	0	0	—
	Retail - Qualifying Revolving	0	0	0	0	0	0	0	0	0	0	0	0	100.0%
	Retail - Other Retail	1	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	1	0	0	0	0	0	0	0	0	0	0	0	—
	Equity	87	0	0	0	215	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	621	0	0	0	451	0	0	0	0	0	0	0	100.0%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Chile	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	1.5%	7	31.5%	1.2%	13	30.0%	1.1%	18	29.2%
	Corporates - Of Which: Specialised Lending	—	0	—	—	0	—	—	0	—
	Corporates - Of Which: SME	1.5%	0	31.0%	1.2%	0	29.7%	1.1%	0	29.0%
	Retail	2.1%	0	27.4%	1.9%	0	26.6%	1.8%	0	26.1%
	Retail - Secured on real estate property	0.5%	0	7.9%	0.5%	0	7.7%	0.5%	0	7.6%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.5%	0	7.9%	0.5%	0	7.7%	0.5%	0	7.6%
	Retail - Qualifying Revolving	8.0%	0	59.6%	7.3%	0	57.7%	7.1%	0	56.8%
	Retail - Other Retail	5.0%	0	53.8%	4.7%	0	52.8%	4.5%	0	52.3%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	5.0%	0	53.8%	4.7%	0	52.8%	4.5%	0	52.3%
	Equity	0.9%	1	86.0%	0.9%	1	86.0%	0.9%	2	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	1.3%	8	33.4%	1.1%	14	32.1%	1.0%	20	31.4%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Chile	Central banks and central governments	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	5.3%	26	57.9%	2.2%	35	50.5%	0.8%	38	45.9%
	Corporates - Of Which: Specialised Lending	—	0	—	—	0	—	—	0	—
	Corporates - Of Which: SME	5.3%	0	57.8%	2.2%	0	50.4%	0.8%	0	45.8%
	Retail	4.1%	0	37.1%	2.5%	0	33.8%	1.6%	0	31.4%
	Retail - Secured on real estate property	1.1%	0	11.4%	0.6%	0	10.3%	0.4%	0	9.6%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	1.1%	0	11.4%	0.6%	0	10.3%	0.4%	0	9.6%
	Retail - Qualifying Revolving	16.7%	0	83.6%	9.8%	0	76.2%	6.2%	0	71.2%
	Retail - Other Retail	9.4%	0	74.0%	5.9%	0	67.7%	4.1%	0	63.1%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	9.4%	0	74.0%	5.9%	0	67.7%	4.1%	0	63.1%
	Equity	1.4%	1	86.0%	1.4%	2	86.0%	1.4%	3	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	4.4%	27	58.5%	1.9%	37	51.6%	0.8%	42	47.4%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Italy	Central banks and central governments	57	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	1,871	8	0	0	170	0	0	0	0	8	0	0	100.0%
	Corporates	3,994	48	0	0	2,009	9	0	0	19	9	0	0	19.2%
	Corporates - Of Which: Specialised Lending	383	18	0	0	333	6	0	0	15	0	0	0	0.0%
	Corporates - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail	10	0	0	0	3	0	0	0	0	0	0	0	48.1%
	Retail - Secured on real estate property	10	0	0	0	3	0	0	0	0	0	0	0	48.1%
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	10	0	0	0	3	0	0	0	0	0	0	0	48.1%
	Retail - Qualifying Revolving	0	0	0	0	0	0	0	0	0	0	0	0	50.0%
	Retail - Other Retail	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Equity	9	0	0	0	29	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	5,940	56	0	0	2,212	9	0	0	20	17	0	0	30.7%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Italy	Central banks and central governments	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Institutions	0.0%	9	85.3%	0.0%	9	76.5%	0.0%	9	70.5%
	Corporates	0.8%	89	34.2%	0.7%	113	28.7%	0.6%	134	26.6%
	Corporates - Of Which: Specialised Lending	0.6%	32	53.1%	0.5%	34	44.1%	0.5%	36	39.6%
	Corporates - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail	0.3%	0	45.0%	0.3%	0	38.3%	0.2%	0	35.2%
	Retail - Secured on real estate property	0.3%	0	44.5%	0.3%	0	37.7%	0.2%	0	34.6%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.3%	0	44.5%	0.3%	0	37.7%	0.2%	0	34.6%
	Retail - Qualifying Revolving	0.7%	0	60.3%	0.6%	0	54.0%	0.6%	0	50.8%
	Retail - Other Retail	1.7%	0	36.6%	1.6%	0	36.6%	1.5%	0	36.6%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	1.7%	0	36.6%	1.6%	0	36.6%	1.5%	0	36.6%
	Equity	0.9%	0	86.0%	0.9%	0	86.0%	0.9%	0	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.5%	98	36.6%	0.4%	123	30.3%	0.4%	144	27.8%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Italy	Central banks and central governments	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Institutions	0.1%	9	69.5%	0.0%	10	60.9%	0.0%	10	55.9%
	Corporates	1.2%	105	33.7%	1.4%	158	28.5%	1.5%	210	26.7%
	Corporates - Of Which: Specialised Lending	1.0%	33	50.3%	1.2%	38	40.0%	1.2%	42	35.5%
	Corporates - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail	0.6%	0	42.5%	0.6%	0	38.4%	0.6%	0	36.5%
	Retail - Secured on real estate property	0.5%	0	41.8%	0.6%	0	37.6%	0.6%	0	35.8%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.5%	0	41.8%	0.6%	0	37.6%	0.6%	0	35.8%
	Retail - Qualifying Revolving	1.4%	0	58.5%	1.4%	0	53.6%	1.3%	0	51.7%
	Retail - Other Retail	3.4%	0	42.1%	3.6%	0	42.1%	3.3%	0	42.1%
	Retail - Other Retail - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Other Retail - Of Which: non-SME	3.4%	0	42.1%	3.6%	0	42.1%	3.3%	0	42.1%
	Equity	1.4%	0	86.0%	1.4%	0	86.0%	1.4%	0	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.8%	115	35.5%	0.9%	169	29.5%	1.0%	221	27.4%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values				Risk exposure amounts				Stock of provisions				Coverage Ratio - Default Stock[1]
		A-IRB		F-IRB		A-IRB		F-IRB		A-IRB		F-IRB
	(mln EUR, %)	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Colombia	Central banks and central governments	0	0	0	0	0	0	0	0	0	0	0	0	—
	Institutions	154	0	0	0	70	0	0	0	0	0	0	0	—
	Corporates	732	0	0	0	404	0	0	0	0	0	0	0	1.1%
	Corporates - Of Which: Specialised Lending	153	0	0	0	107	0	0	0	0	0	0	0	—
	Corporates - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	1.1%
	Retail	4	0	0	0	1	0	0	0	0	0	0	0	66.7%
	Retail - Secured on real estate property	3	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Secured on real estate property - Of Which: non-SME	3	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Qualifying Revolving	0	0	0	0	0	0	0	0	0	0	0	0	66.7%
	Retail - Other Retail	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Retail - Other Retail - Of Which: non-SME	0	0	0	0	0	0	0	0	0	0	0	0	—
	Equity	158	0	0	0	378	0	0	0	0	0	0	0	—
	Securitisation
	Other non-credit obligation assets	0	0	0	0	0	0	0	0	0	0	0	0	—

	IRB TOTAL	1,048	0	0	0	852	0	0	0	0	0	0	0	2.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Colombia	Central banks and central governments	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	0.9%	6	62.9%	0.8%	12	64.9%	0.8%	17	65.9%
	Corporates - Of Which: Specialised Lending	0.9%	1	63.1%	0.8%	2	65.0%	0.8%	4	66.0%
	Corporates - Of Which: SME	0.9%	0	55.8%	0.8%	0	55.9%	0.8%	0	56.0%
	Retail	1.3%	0	25.4%	1.5%	0	25.9%	1.4%	0	25.5%
	Retail - Secured on real estate property	0.5%	0	10.5%	0.6%	0	11.2%	0.6%	0	11.2%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.5%	0	10.5%	0.6%	0	11.2%	0.6%	0	11.2%
	Retail - Qualifying Revolving	6.7%	0	59.3%	7.6%	0	61.0%	6.6%	0	61.7%
	Retail - Other Retail	2.8%	0	52.0%	3.2%	0	54.3%	3.6%	0	55.4%
	Retail - Other Retail - Of Which: SME	4.0%	0	43.8%	2.9%	0	44.3%	2.9%	0	44.5%
	Retail - Other Retail - Of Which: non-SME	2.7%	0	53.4%	3.2%	0	55.7%	3.7%	0	56.7%
	Equity	0.9%	0	86.0%	0.9%	1	86.0%	0.9%	1	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.7%	7	62.8%	0.6%	13	64.7%	0.6%	19	65.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
	(mln EUR, %)	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Colombia	Central banks and central governments	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	1.0%	7	62.9%	1.8%	21	75.8%	1.9%	34	79.3%
	Corporates - Of Which: Specialised Lending	1.0%	2	63.1%	1.8%	4	75.9%	1.9%	7	79.4%
	Corporates - Of Which: SME	1.0%	0	55.8%	1.8%	0	56.4%	1.9%	0	56.9%
	Retail	1.6%	0	26.1%	2.4%	0	29.7%	2.2%	0	29.9%
	Retail - Secured on real estate property	0.6%	0	11.4%	0.7%	0	11.5%	0.8%	0	11.6%
	Retail - Secured on real estate property - Of Which: SME	—	0	—	—	0	—	—	0	—
	Retail - Secured on real estate property - Of Which: non-SME	0.6%	0	11.4%	0.7%	0	11.5%	0.8%	0	11.6%
	Retail - Qualifying Revolving	7.5%	0	59.2%	13.2%	0	70.4%	10.8%	0	73.1%
	Retail - Other Retail	3.8%	0	52.6%	6.3%	0	63.7%	6.5%	0	66.9%
	Retail - Other Retail - Of Which: SME	3.3%	0	43.8%	4.1%	0	46.8%	4.4%	0	47.7%
	Retail - Other Retail - Of Which: non-SME	3.9%	0	53.4%	6.5%	0	65.2%	6.6%	0	68.7%
	Equity	1.4%	0	86.0%	1.4%	1	86.0%	1.4%	1	86.0%
	Securitisation
	Other non-credit obligation assets	—	0	—	—	0	—	—	0	—

	IRB TOTAL	0.8%	8	63.1%	1.5%	22	75.2%	1.6%	36	78.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

2016 EU-wide Stress Test: Credit risk STA

Banco Bilbao Vizcaya Argentaria S.A.

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Banco Bilbao Vizcaya Argentaria S.A.	Central governments or central banks	138,686	0	35,174	0	17	0	53.1%
	Regional governments or local authorities	6,814	7	2,996	7	7	8	53.2%
	Public sector entities	2,631	42	1,349	46	15	48	53.2%
	Multilateral Development Banks	38	0	25	0	0	0	0.0%
	International Organisations	9	5	0	5	0	6	52.6%
	Institutions	19,581	23	5,730	24	26	26	53.2%
	Corporates	107,461	1,715	101,195	1,847	2,198	1,946	53.2%
	of which: SME	12,187	71	10,331	145	202	562	88.7%
	Retail	53,170	1,208	36,929	1,301	537	1,371	53.2%
	of which: SME	16,174	403	9,540	427	188	218	35.1%
	Secured by mortgages on immovable property	53,397	1,095	20,497	1,183	239	1,314	54.6%
	of which: SME	6,394	205	2,782	182	0	97	32.2%
	Items associated with particularly high risk	161	162	143	162	7	125	43.7%
	Covered bonds	839	0	393	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	2,364	0	727	0	0	0	0.0%
	Collective investments undertakings (CIU)	293	6	67	9	0	7	53.2%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	34,166	108	18,806	122	86	109	50.2%

	Standardised Total	419,610	4,371	224,031	4,706	3,132	4,960	53.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Banco Bilbao Vizcaya Argentaria S.A.	Central governments or central banks	0.0%	21	9.2%	0.0%	25	8.9%	0.0%	29	8.8%
	Regional governments or local authorities	0.0%	17	49.6%	0.0%	18	47.4%	0.0%	20	45.9%
	Public sector entities	0.0%	64	52.9%	0.0%	64	52.7%	0.0%	65	52.5%
	Multilateral Development Banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	International Organisations	0.1%	6	52.6%	0.1%	6	52.5%	0.1%	6	52.5%
	Institutions	0.0%	59	41.6%	0.1%	79	38.1%	0.0%	84	36.0%
	Corporates	0.4%	4,783	51.9%	0.3%	5,079	47.7%	0.3%	5,350	45.0%
	of which: SME	0.4%	808	75.3%	0.3%	845	68.4%	0.3%	877	63.8%
	Retail	3.2%	3,840	61.2%	3.0%	5,335	60.8%	2.8%	6,680	60.5%
	of which: SME	0.8%	655	44.8%	0.7%	762	41.2%	0.6%	860	39.0%
	Secured by mortgages on immovable property	0.4%	1,789	42.4%	0.4%	1,972	36.7%	0.4%	2,158	33.2%
	of which: SME	0.3%	142	32.0%	0.3%	161	28.7%	0.3%	181	27.0%
	Items associated with particularly high risk	2.0%	140	45.0%	2.0%	143	45.0%	2.0%	146	45.0%
	Covered bonds	0.0%	0	—	0.0%	0	—	0.0%	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	1	45.0%	0.0%	1	45.0%
	Collective investments undertakings (CIU)	0.0%	7	53.1%	0.0%	7	53.1%	0.0%	7	53.0%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	195	49.5%	0.0%	195	48.9%	0.0%	195	48.3%

	Standardised Total	0.6%	10,921	52.6%	0.5%	12,923	50.1%	0.4%	14,740	48.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Banco Bilbao Vizcaya Argentaria S.A.	Central governments or central banks	0.0%	29	9.0%	0.0%	40	8.9%	0.0%	52	8.9%
	Regional governments or local authorities	0.1%	20	46.3%	0.1%	25	43.9%	0.1%	31	42.7%
	Public sector entities	0.1%	65	52.5%	0.1%	66	52.0%	0.1%	68	51.5%
	Multilateral Development Banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	International Organisations	0.3%	6	52.5%	0.3%	6	52.4%	0.3%	6	52.4%
	Institutions	0.4%	129	39.0%	0.6%	245	37.8%	0.1%	257	37.3%
	Corporates	1.2%	5,635	55.0%	0.7%	6,419	49.6%	0.5%	6,905	47.0%
	of which: SME	1.3%	925	75.4%	0.8%	1,019	67.8%	0.6%	1,091	63.5%
	Retail	4.4%	4,486	64.1%	5.4%	7,149	65.3%	5.4%	9,586	66.2%
	of which: SME	1.3%	733	43.1%	1.4%	950	38.6%	1.3%	1,149	38.1%
	Secured by mortgages on immovable property	0.8%	2,008	43.7%	0.7%	2,382	37.8%	0.7%	2,719	33.1%
	of which: SME	1.1%	188	33.6%	0.9%	245	29.1%	0.9%	299	28.8%
	Items associated with particularly high risk	2.0%	140	45.0%	2.0%	143	45.0%	2.0%	146	45.0%
	Covered bonds	0.0%	0	—	0.0%	0	—	0.0%	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	1	45.0%	0.0%	1	45.0%
	Collective investments undertakings (CIU)	0.0%	7	53.1%	0.0%	7	53.1%	0.0%	7	53.0%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	195	49.5%	0.0%	195	48.9%	0.0%	195	48.3%

	Standardised Total	1.0%	12,720	54.7%	1.0%	16,678	52.4%	0.8%	19,972	51.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Spain	Central governments or central banks	63,211	0	9,652	0	1	0	5.9%
	Regional governments or local authorities	1,561	1	74	4	5	3	70.4%
	Public sector entities	354	41	142	29	4	47	53.7%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	5	0	5	0	6	52.6%
	Institutions	640	13	100	9	2	2	12.8%
	Corporates	6,146	728	3,763	737	1,086	894	55.1%
	of which: SME	1,476	41	1,121	53	74	144	77.9%
	Retail	6,218	637	3,859	675	156	371	36.8%
	of which: SME	5,143	159	3,111	182	143	70	30.5%
	Secured by mortgages on immovable property	5,102	722	2,100	606	43	689	48.8%
	of which: SME	2,138	0	838	0	0	0	0.0%
	Items associated with particularly high risk	157	140	142	61	7	125	47.3%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	174	0	39	0	0	0	0.0%
	Collective investments undertakings (CIU)	52	0	16	0	0	0	75.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	14,057	12	11,452	11	45	32	72.5%

	Standardised Total	97,673	2,298	31,338	2,137	1,349	2,167	48.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Spain	Central governments or central banks	0.0%	4	8.9%	0.0%	7	8.9%	0.0%	9	8.9%
	Regional governments or local authorities	0.1%	9	56.0%	0.1%	10	50.9%	0.1%	12	48.2%
	Public sector entities	0.1%	51	53.6%	0.1%	52	53.5%	0.1%	52	53.4%
	Multilateral Development Banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	International Organisations	0.1%	6	52.6%	0.1%	6	52.6%	0.1%	6	52.6%
	Institutions	0.0%	8	38.8%	0.0%	8	37.7%	0.0%	8	36.8%
	Corporates	0.1%	2,154	61.4%	0.1%	2,158	59.3%	0.0%	2,160	58.0%
	of which: SME	0.3%	223	67.8%	0.2%	227	63.3%	0.2%	229	60.8%
	Retail	1.2%	857	58.3%	1.0%	914	56.0%	0.9%	966	54.5%
	of which: SME	1.1%	353	55.8%	0.9%	395	52.0%	0.7%	431	50.0%
	Secured by mortgages on immovable property	0.2%	747	46.6%	0.2%	755	44.9%	0.2%	765	43.8%
	of which: SME	0.3%	6	9.7%	0.2%	11	10.0%	0.3%	17	11.4%
	Items associated with particularly high risk	2.0%	136	47.2%	2.0%	139	47.1%	2.0%	141	47.1%
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	0.0%	0	51.1%	0.0%	0	48.4%	0.0%	0	47.3%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	76	70.5%	0.0%	77	68.7%	0.0%	77	66.9%

	Standardised Total	0.1%	4,048	54.9%	0.1%	4,125	52.8%	0.1%	4,197	51.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Spain	Central governments or central banks	0.0%	10	8.9%	0.0%	20	8.9%	0.0%	29	8.9%
	Regional governments or local authorities	0.3%	12	47.7%	0.3%	17	44.5%	0.3%	21	43.1%
	Public sector entities	0.3%	52	53.3%	0.3%	53	53.0%	0.3%	54	52.6%
	Multilateral Development Banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	International Organisations	0.3%	6	52.6%	0.3%	6	52.6%	0.3%	6	52.6%
	Institutions	0.1%	8	38.8%	0.2%	9	35.3%	0.1%	10	34.2%
	Corporates	0.4%	2,176	62.3%	0.2%	2,190	58.5%	0.7%	2,233	55.3%
	of which: SME	0.8%	230	69.2%	0.7%	240	61.6%	1.4%	259	55.9%
	Retail	1.5%	876	59.4%	1.5%	969	57.2%	1.8%	1,075	55.3%
	of which: SME	1.4%	367	58.4%	1.4%	439	54.2%	1.8%	524	51.6%
	Secured by mortgages on immovable property	0.8%	775	48.3%	0.6%	804	46.9%	0.9%	850	46.0%
	of which: SME	1.1%	23	34.5%	0.7%	38	27.6%	1.4%	67	29.8%
	Items associated with particularly high risk	2.0%	136	47.2%	2.0%	139	47.1%	2.0%	141	47.1%
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	0.0%	0	51.1%	0.0%	0	48.4%	0.0%	0	47.3%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	76	70.5%	0.0%	77	68.7%	0.0%	77	66.9%

	Standardised Total	0.2%	4,128	55.3%	0.2%	4,283	52.4%	0.2%	4,496	50.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United States	Central governments or central banks	10,977	0	201	0	3	0	0.0%
	Regional governments or local authorities	4,945	0	2,873	0	1	0	0.0%
	Public sector entities	764	0	42	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	2,863	0	897	0	1	0	0.0%
	Corporates	36,376	41	34,962	45	12	28	40.5%
	of which: SME	133	2	133	3	0	6	71.3%
	Retail	6,743	102	4,679	133	49	52	33.9%
	of which: SME	1,898	102	1,046	102	0	52	33.9%
	Secured by mortgages on immovable property	15,281	2	5,675	1	4	1	44.3%
	of which: SME	2	0	1	0	0	0	0.0%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	1,684	0	344	0	0	0	0.0%
	Collective investments undertakings (CIU)	92	6	18	8	0	6	49.7%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	2,814	2	973	1	1	2	44.3%

	Standardised Total	82,539	153	50,665	188	70	90	36.9%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United States	Central governments or central banks	0.0%	3	0.0%	0.0%	3	0.0%	0.0%	3	0.0%
	Regional governments or local authorities	0.0%	1	20.0%	0.0%	1	20.0%	0.0%	1	20.0%
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.1%	3	37.9%	0.4%	16	37.9%	0.1%	17	37.9%
	Corporates	0.3%	154	35.1%	0.2%	229	31.1%	0.2%	308	29.6%
	of which: SME	0.3%	6	65.9%	0.2%	6	61.7%	0.2%	7	58.2%
	Retail	1.4%	219	54.7%	1.2%	301	54.9%	1.2%	381	54.8%
	of which: SME	0.0%	80	43.5%	0.1%	81	37.8%	0.1%	82	33.5%
	Secured by mortgages on immovable property	0.1%	21	13.8%	0.1%	37	12.7%	0.1%	53	12.4%
	of which: SME	0.0%	0	3.2%	0.1%	0	3.4%	0.1%	0	3.3%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	1	45.0%
	Collective investments undertakings (CIU)	0.0%	6	49.7%	0.0%	6	49.7%	0.0%	6	49.7%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	3	42.1%	0.0%	3	40.3%	0.0%	3	38.6%

	Standardised Total	0.3%	410	39.3%	0.2%	596	35.6%	0.2%	774	33.9%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United States	Central governments or central banks	0.0%	3	0.0%	0.0%	3	0.0%	0.0%	3	0.0%
	Regional governments or local authorities	0.0%	1	20.0%	0.0%	1	20.0%	0.0%	2	20.0%
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	1.8%	53	37.9%	3.1%	138	37.9%	0.2%	142	37.9%
	Corporates	0.5%	218	34.4%	0.6%	418	29.4%	0.3%	533	27.4%
	of which: SME	0.5%	6	63.5%	0.6%	7	55.0%	0.3%	7	50.8%
	Retail	1.6%	238	55.8%	1.6%	343	54.6%	1.3%	425	54.0%
	of which: SME	0.2%	84	43.7%	0.1%	87	35.5%	0.1%	88	31.3%
	Secured by mortgages on immovable property	0.2%	38	22.9%	0.2%	76	19.2%	0.3%	119	18.1%
	of which: SME	0.2%	0	8.1%	0.1%	0	6.2%	0.1%	0	5.7%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	1	45.0%
	Collective investments undertakings (CIU)	0.0%	6	49.7%	0.0%	6	49.7%	0.0%	6	49.7%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	3	42.1%	0.0%	3	40.3%	0.0%	3	38.6%

	Standardised Total	0.4%	561	39.4%	0.5%	989	34.3%	0.3%	1,232	32.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Turkey	Central governments or central banks	19,862	0	9,063	0	0	0	0.0%
	Regional governments or local authorities	2	0	2	0	0	0	0.0%
	Public sector entities	3	0	0	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	3,455	0	1,516	0	0	0	0.0%
	Corporates	33,314	133	32,781	118	492	351	72.6%
	of which: SME	3,920	4	3,727	18	0	84	95.6%
	Retail	17,531	184	11,503	198	117	695	79.1%
	of which: SME	6,603	140	3,689	140	0	73	34.2%
	Secured by mortgages on immovable property	8,493	0	3,350	0	0	0	0.0%
	of which: SME	3,484	0	1,579	0	0	0	0.0%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	0	0	0	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	2,733	53	1,394	63	21	66	55.3%

	Standardised Total	85,394	369	59,609	378	630	1,112	75.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Turkey	Central governments or central banks	0.0%	0	20.0%	0.0%	1	20.0%	0.0%	1	20.0%
	Regional governments or local authorities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	1	20.0%
	Corporates	0.2%	909	57.7%	0.1%	948	51.9%	0.1%	975	48.5%
	of which: SME	0.2%	92	78.9%	0.1%	97	71.4%	0.1%	100	66.8%
	Retail	2.6%	1,295	72.5%	2.4%	1,699	69.4%	2.2%	2,059	67.4%
	of which: SME	0.3%	112	35.2%	0.3%	130	31.7%	0.3%	151	29.4%
	Secured by mortgages on immovable property	0.1%	13	15.2%	0.1%	23	15.5%	0.1%	35	15.6%
	of which: SME	0.3%	11	19.9%	0.3%	21	19.8%	0.3%	31	19.9%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	87	55.2%	0.0%	87	55.1%	0.0%	87	55.0%

	Standardised Total	0.6%	2,304	65.6%	0.5%	2,758	62.0%	0.5%	3,157	59.8%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Turkey	Central governments or central banks	0.0%	0	20.0%	0.0%	1	20.0%	0.0%	1	20.0%
	Regional governments or local authorities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	1	20.0%
	Corporates	1.5%	1,333	62.3%	0.6%	1,528	56.2%	0.1%	1,549	54.5%
	of which: SME	1.5%	143	74.4%	0.6%	167	66.2%	0.1%	169	64.2%
	Retail	3.8%	1,495	71.8%	4.7%	2,276	69.9%	4.9%	3,032	71.7%
	of which: SME	1.0%	155	30.8%	1.0%	218	26.2%	0.6%	251	25.4%
	Secured by mortgages on immovable property	0.5%	39	20.8%	0.5%	80	17.5%	0.5%	121	12.0%
	of which: SME	1.0%	34	22.0%	1.0%	67	20.5%	0.6%	84	20.6%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	87	55.2%	0.0%	87	55.1%	0.0%	87	55.0%

	Standardised Total	1.4%	2,954	64.9%	1.2%	3,971	60.6%	1.0%	4,791	58.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Mexico	Central governments or central banks	20,958	0	48	0	0	0	0.0%
	Regional governments or local authorities	0	0	0	0	0	0	0.0%
	Public sector entities	180	0	35	0	9	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	2,947	0	775	0	9	0	0.0%
	Corporates	5,437	302	4,915	283	146	340	52.9%
	of which: SME	3,119	22	2,477	46	71	189	89.7%
	Retail	6,671	90	4,953	72	100	105	53.9%
	of which: SME	106	1	62	1	0	1	42.6%
	Secured by mortgages on immovable property	9,049	79	3,245	74	49	11	12.6%
	of which: SME	4	0	0	0	0	0	0.0%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	839	0	393	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	288	0	288	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	6,772	0	3,274	0	0	0	0.0%

	Standardised Total	53,141	471	17,926	429	313	456	49.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Mexico	Central governments or central banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Regional governments or local authorities	—	0	—	—	0	—	—	0	—
	Public sector entities	0.0%	9	20.0%	0.0%	9	20.0%	0.0%	9	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.1%	11	20.0%	0.0%	12	20.0%	0.1%	14	20.0%
	Corporates	0.1%	491	50.3%	0.1%	499	48.7%	0.1%	506	47.2%
	of which: SME	0.1%	263	81.4%	0.2%	268	76.0%	0.1%	272	71.3%
	Retail	7.7%	772	73.9%	7.4%	1,212	73.0%	7.3%	1,597	72.7%
	of which: SME	3.7%	5	64.6%	4.7%	10	68.7%	4.7%	14	68.3%
	Secured by mortgages on immovable property	1.2%	231	42.2%	1.1%	324	39.9%	1.1%	419	38.7%
	of which: SME	3.7%	0	70.9%	4.7%	0	72.3%	4.7%	0	70.6%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	0.0%	0	—	0.0%	0	—	0.0%	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	1.2%	1,514	58.9%	1.0%	2,056	59.0%	1.0%	2,545	58.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Mexico	Central governments or central banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Regional governments or local authorities	—	0	—	—	0	—	—	0	—
	Public sector entities	0.0%	9	20.0%	0.0%	9	20.0%	0.0%	9	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.2%	15	30.0%	0.1%	17	30.0%	0.1%	21	30.0%
	Corporates	0.5%	511	51.3%	0.5%	538	50.6%	0.5%	563	49.9%
	of which: SME	0.5%	274	81.1%	0.5%	290	76.1%	0.5%	305	72.1%
	Retail	9.7%	906	77.2%	12.6%	1,638	76.5%	13.3%	2,279	75.9%
	of which: SME	5.5%	7	79.7%	8.0%	15	83.9%	6.9%	21	84.4%
	Secured by mortgages on immovable property	2.3%	329	59.4%	2.1%	507	57.1%	1.6%	642	54.7%
	of which: SME	5.5%	0	91.9%	8.0%	0	89.5%	6.9%	1	88.3%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	0.0%	0	—	0.0%	0	—	0.0%	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	1.7%	1,770	64.8%	1.8%	2,709	66.3%	1.6%	3,514	66.2%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
France	Central governments or central banks	192	0	29	0	2	0	0.0%
	Regional governments or local authorities	19	0	4	0	0	0	0.0%
	Public sector entities	5	0	0	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	1,879	9	85	14	6	0	1.0%
	Corporates	943	9	826	11	140	12	56.7%
	of which: SME	20	0	20	0	0	0	0.0%
	Retail	63	0	54	0	1	0	25.0%
	of which: SME	0	0	0	0	0	0	0.0%
	Secured by mortgages on immovable property	7	0	2	0	0	0	26.2%
	of which: SME	0	0	0	0	0	0	0.0%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	0	0	0	0	0	0	0.0%
	Collective investments undertakings (CIU)	73	0	15	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	765	0	134	0	0	0	0.0%

	Standardised Total	3,946	19	1,149	26	149	12	39.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
France	Central governments or central banks	0.0%	2	290.0%	0.0%	2	149.4%	0.0%	2	102.6%
	Regional governments or local authorities	0.0%	0	40.0%	0.0%	0	40.0%	0.0%	0	40.0%
	Public sector entities	0.0%	0	40.0%	0.0%	0	40.0%	0.0%	0	40.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	8	22.2%	0.0%	9	21.8%	0.0%	9	21.6%
	Corporates	0.3%	161	45.2%	0.2%	163	36.9%	0.2%	165	33.0%
	of which: SME	0.9%	0	22.3%	0.8%	0	22.1%	0.8%	0	21.9%
	Retail	1.5%	2	44.1%	1.3%	3	41.2%	1.3%	3	39.9%
	of which: SME	1.4%	0	41.1%	1.2%	0	40.6%	1.2%	0	40.3%
	Secured by mortgages on immovable property	0.3%	0	58.3%	0.3%	0	50.4%	0.3%	0	45.1%
	of which: SME	—	0	—	—	0	—	—	0	—
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.1%	174	41.5%	0.1%	178	35.3%	0.1%	181	32.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
France	Central governments or central banks	0.0%	2	55.8%	0.0%	2	32.3%	0.0%	2	24.5%
	Regional governments or local authorities	0.0%	0	40.0%	0.0%	0	40.0%	0.0%	0	40.0%
	Public sector entities	0.0%	0	40.0%	0.0%	0	40.0%	0.0%	0	40.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	9	21.8%	0.0%	10	21.5%	0.0%	10	21.3%
	Corporates	0.6%	163	40.4%	0.8%	170	33.6%	0.8%	177	31.5%
	of which: SME	1.5%	0	24.7%	1.9%	1	25.1%	1.9%	1	25.5%
	Retail	2.5%	3	45.6%	3.2%	4	44.5%	3.2%	6	44.6%
	of which: SME	2.3%	0	45.4%	2.9%	0	46.2%	2.9%	0	46.9%
	Secured by mortgages on immovable property	0.5%	0	54.5%	0.6%	0	49.1%	0.7%	0	46.1%
	of which: SME	—	0	—	—	0	—	—	0	—
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.2%	178	38.0%	0.2%	187	33.0%	0.2%	196	31.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Peru	Central governments or central banks	6,808	0	3,162	0	0	0	0.0%
	Regional governments or local authorities	47	0	23	0	0	0	0.0%
	Public sector entities	284	0	145	0	2	0	0.0%
	Multilateral Development Banks	19	0	10	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	534	0	179	0	2	0	0.0%
	Corporates	7,346	86	7,318	68	95	226	72.5%
	of which: SME	1,677	-2	1,237	14	50	80	102.0%
	Retail	3,331	62	2,451	69	54	42	40.4%
	of which: SME	1,462	0	1,058	0	41	0	0.0%
	Secured by mortgages on immovable property	3,839	114	1,589	46	84	11	9.0%
	of which: SME	41	3	9	3	0	5	62.8%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	1	0	1	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	1,221	0	284	0	0	0	0.0%

	Standardised Total	23,430	262	15,161	183	238	279	51.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Peru	Central governments or central banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Regional governments or local authorities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Public sector entities	0.0%	2	20.0%	0.0%	2	20.0%	0.0%	2	20.0%
	Multilateral Development Banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	2	20.0%	0.0%	3	20.0%	0.0%	3	20.0%
	Corporates	0.6%	365	67.2%	0.6%	406	63.8%	0.5%	446	61.5%
	of which: SME	0.6%	139	90.7%	0.5%	148	83.6%	0.5%	157	78.6%
	Retail	2.6%	197	51.8%	2.5%	275	50.7%	2.4%	346	50.1%
	of which: SME	2.1%	71	40.7%	2.0%	98	40.4%	1.9%	123	40.3%
	Secured by mortgages on immovable property	0.2%	119	18.9%	0.2%	125	17.4%	0.1%	131	16.6%
	of which: SME	2.2%	6	58.5%	1.9%	7	55.8%	1.7%	7	54.0%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.6%	686	51.6%	0.5%	811	49.0%	0.5%	927	47.6%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Peru	Central governments or central banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Regional governments or local authorities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Public sector entities	0.0%	2	20.0%	0.0%	2	20.0%	0.0%	2	20.0%
	Multilateral Development Banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	2	20.0%	0.0%	3	20.0%	0.0%	3	20.0%
	Corporates	0.8%	381	68.4%	1.1%	460	66.3%	1.2%	547	65.5%
	of which: SME	0.8%	143	91.0%	1.1%	160	83.8%	1.2%	180	79.6%
	Retail	3.5%	228	56.6%	4.7%	376	58.3%	5.3%	528	59.8%
	of which: SME	2.8%	82	46.9%	3.8%	134	48.5%	4.3%	188	49.6%
	Secured by mortgages on immovable property	0.3%	124	19.3%	0.3%	136	18.4%	0.4%	150	17.9%
	of which: SME	3.4%	7	59.5%	3.8%	8	57.9%	4.1%	9	57.0%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.8%	737	53.4%	1.0%	978	52.9%	1.1%	1,229	53.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
United Kingdom	Central governments or central banks	0	0	0	0	0	0	0.0%
	Regional governments or local authorities	0	0	0	0	0	0	0.0%
	Public sector entities	3	0	0	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	1,087	0	660	0	2	0	0.0%
	Corporates	462	16	463	23	2	6	28.3%
	of which: SME	32	0	32	0	0	0	0.0%
	Retail	237	1	199	1	0	0	27.9%
	of which: SME	1	0	1	0	0	0	0.0%
	Secured by mortgages on immovable property	115	13	53	14	0	0	2.0%
	of which: SME	0	0	0	0	0	0	0.0%
	Items associated with particularly high risk	4	0	1	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	0	0	0	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	1,349	0	0	0	0	0	0.0%

	Standardised Total	3,257	30	1,375	38	5	7	18.8%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United Kingdom	Central governments or central banks	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Regional governments or local authorities	—	0	—	—	0	—	—	0	—
	Public sector entities	0.0%	0	40.0%	0.0%	0	40.0%	0.0%	0	40.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	3	20.0%	0.0%	3	20.0%	0.0%	3	20.0%
	Corporates	0.9%	25	56.6%	1.0%	29	45.8%	1.0%	34	40.3%
	of which: SME	0.9%	0	22.3%	1.0%	1	22.4%	1.0%	1	22.4%
	Retail	1.6%	5	42.9%	1.7%	9	40.7%	1.7%	13	39.9%
	of which: SME	1.4%	0	41.1%	1.5%	0	41.2%	1.5%	0	41.1%
	Secured by mortgages on immovable property	0.3%	10	68.0%	0.3%	11	64.3%	0.4%	11	61.0%
	of which: SME	0.5%	0	14.0%	0.5%	0	13.9%	0.5%	0	13.8%
	Items associated with particularly high risk	2.2%	0	45.0%	2.2%	0	45.0%	2.2%	0	45.0%
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.3%	43	56.1%	0.3%	52	47.0%	0.3%	61	42.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
United Kingdom	Central governments or central banks	0.0%	0	8.9%	0.0%	0	8.9%	0.0%	0	8.9%
	Regional governments or local authorities	—	0	—	—	0	—	—	0	—
	Public sector entities	0.0%	0	40.0%	0.0%	0	40.0%	0.0%	0	40.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.1%	3	20.0%	0.0%	3	20.0%	0.0%	4	20.0%
	Corporates	1.6%	28	52.1%	2.3%	38	43.3%	2.5%	48	40.7%
	of which: SME	1.6%	1	27.0%	2.3%	1	28.7%	2.5%	2	30.3%
	Retail	2.8%	8	48.5%	4.0%	17	50.0%	4.4%	26	52.4%
	of which: SME	2.5%	0	49.6%	3.6%	0	52.8%	3.9%	0	55.9%
	Secured by mortgages on immovable property	0.6%	10	60.5%	0.8%	11	55.1%	0.9%	11	50.9%
	of which: SME	0.8%	0	14.6%	1.1%	0	14.7%	1.3%	0	14.7%
	Items associated with particularly high risk	2.2%	0	45.0%	2.2%	0	45.0%	2.2%	0	45.0%
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.5%	48	51.9%	0.6%	69	45.6%	0.6%	89	44.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Chile	Central governments or central banks	774	0	0	0	0	0	0.0%
	Regional governments or local authorities	7	0	1	0	0	0	0.0%
	Public sector entities	87	0	12	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	1,225	0	259	0	0	0	0.0%
	Corporates	6,206	34	6,132	48	22	34	49.4%
	of which: SME	961	3	961	7	0	17	84.3%
	Retail	2,567	65	1,925	100	1	39	37.8%
	of which: SME	254	0	190	0	0	0	0.0%
	Secured by mortgages on immovable property	4,717	118	1,857	111	0	21	15.0%
	of which: SME	49	0	19	0	0	0	9.8%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	197	0	50	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	619	0	319	0	0	0	0.0%

	Standardised Total	16,399	218	10,555	260	23	94	30.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Chile	Central governments or central banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Regional governments or local authorities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	1.5%	146	34.6%	1.2%	216	32.0%	1.1%	279	30.7%
	of which: SME	1.5%	31	47.2%	1.2%	42	40.1%	1.1%	52	36.8%
	Retail	5.3%	197	53.3%	4.8%	309	51.7%	4.7%	406	50.9%
	of which: SME	1.7%	4	17.1%	1.5%	8	16.6%	1.5%	11	16.4%
	Secured by mortgages on immovable property	0.5%	47	10.2%	0.5%	68	9.2%	0.5%	88	8.8%
	of which: SME	1.7%	1	17.7%	1.5%	2	17.0%	1.5%	2	16.6%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	1.5%	390	31.0%	1.3%	593	29.3%	1.2%	773	28.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Chile	Central governments or central banks	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%
	Regional governments or local authorities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	5.3%	383	57.0%	2.1%	504	50.3%	0.8%	547	46.0%
	of which: SME	5.3%	68	62.7%	2.2%	87	54.6%	0.8%	93	49.9%
	Retail	9.5%	305	68.3%	9.6%	519	63.4%	8.3%	673	58.7%
	of which: SME	3.7%	9	26.1%	2.1%	14	23.3%	1.3%	16	21.4%
	Secured by mortgages on immovable property	1.2%	75	12.4%	0.7%	104	11.2%	0.4%	120	10.4%
	of which: SME	3.7%	2	26.2%	2.1%	3	23.4%	1.3%	3	21.5%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	0.0%	0	45.0%	0.0%	0	45.0%	0.0%	0	45.0%
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	3.8%	764	43.9%	2.4%	1,127	40.9%	1.5%	1,340	38.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Italy	Central governments or central banks	7,539	0	28	0	0	0	0.0%
	Regional governments or local authorities	80	0	16	0	0	0	0.0%
	Public sector entities	1	0	0	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	175	0	65	0	1	0	0.0%
	Corporates	258	0	257	0	0	0	0.0%
	of which: SME	75	0	75	0	0	0	0.0%
	Retail	139	3	104	3	0	5	65.3%
	of which: SME	0	0	0	0	0	0	0.0%
	Secured by mortgages on immovable property	8	0	3	0	0	0	0.0%
	of which: SME	0	0	0	0	0	0	0.0%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	0	0	0	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	126	0	4	0	0	0	0.0%

	Standardised Total	8,326	3	477	3	1	5	65.3%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Italy	Central governments or central banks	0.0%	0	8.9%	0.0%	1	8.9%	0.0%	1	8.9%
	Regional governments or local authorities	0.1%	0	40.0%	0.1%	0	40.0%	0.1%	0	40.0%
	Public sector entities	0.1%	0	40.0%	0.1%	0	40.0%	0.1%	0	40.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	1	20.0%	0.0%	1	20.0%	0.0%	1	20.0%
	Corporates	0.7%	2	22.5%	0.6%	3	22.2%	0.5%	5	22.0%
	of which: SME	0.7%	1	22.5%	0.6%	1	22.2%	0.5%	1	22.0%
	Retail	1.3%	8	63.3%	1.0%	10	57.6%	0.9%	11	54.2%
	of which: SME	1.1%	0	41.3%	0.9%	0	40.9%	0.8%	0	40.5%
	Secured by mortgages on immovable property	0.3%	0	26.5%	0.3%	0	25.8%	0.2%	0	25.4%
	of which: SME	—	0	—	—	0	—	—	0	—
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.1%	12	40.8%	0.0%	15	34.1%	0.0%	18	31.0%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Italy	Central governments or central banks	0.0%	1	8.9%	0.0%	2	8.9%	0.0%	4	8.9%
	Regional governments or local authorities	0.3%	0	40.0%	0.3%	1	40.0%	0.3%	1	40.0%
	Public sector entities	0.3%	0	40.0%	0.3%	0	40.0%	0.3%	0	40.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.1%	1	20.0%	0.0%	1	20.0%	0.0%	1	20.0%
	Corporates	1.4%	4	25.8%	1.6%	7	26.4%	1.6%	11	26.5%
	of which: SME	1.4%	1	25.8%	1.6%	2	26.4%	1.6%	3	26.5%
	Retail	2.4%	10	59.9%	2.8%	13	55.3%	2.8%	17	52.9%
	of which: SME	2.1%	0	47.4%	2.4%	0	48.6%	2.5%	0	48.7%
	Secured by mortgages on immovable property	0.5%	0	31.1%	0.6%	0	31.5%	0.6%	0	31.5%
	of which: SME	—	0	—	—	0	—	—	0	—
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	0.1%	16	32.8%	0.1%	25	29.0%	0.1%	34	27.5%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		12/31/2015
		Exposure values		Risk exposure amounts		Stock of provisions		Coverage Ratio - Default Stock[1]
		Non-defaulted	Defaulted	Non-defaulted	Defaulted	Non-defaulted	Defaulted
Colombia	Central governments or central banks	1,922	0	689	0	0	0	0.0%
	Regional governments or local authorities	0	0	0	0	0	0	0.0%
	Public sector entities	283	0	282	0	0	0	0.0%
	Multilateral Development Banks	0	0	0	0	0	0	0.0%
	International Organisations	0	0	0	0	0	0	0.0%
	Institutions	446	0	128	0	0	0	0.0%
	Corporates	3,326	70	3,283	101	32	21	23.4%
	of which: SME	16	0	16	3	0	10	97.2%
	Retail	4,155	32	3,048	46	59	36	53.1%
	of which: SME	202	0	145	0	1	0	0.0%
	Secured by mortgages on immovable property	2,735	29	1,033	28	34	64	68.6%
	of which: SME	7	0	1	0	0	0	68.3%
	Items associated with particularly high risk	0	0	0	0	0	0	0.0%
	Covered bonds	0	0	0	0	0	0	0.0%
	Claims on institutions and corporates with a ST credit assessment	0	0	0	0	0	0	0.0%
	Collective investments undertakings (CIU)	0	0	0	0	0	0	0.0%
	Equity	0	0	0	0	0	0	0.0%
	Securitisation
	Other exposures	838	0	209	0	0	0	0.0%

	Standardised Total	13,705	131	8,672	175	125	121	48.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Baseline Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Colombia	Central governments or central banks	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Regional governments or local authorities	—	0	—	—	0	—	—	0	—
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	0.9%	116	61.2%	0.7%	140	62.5%	0.8%	165	63.5%
	of which: SME	0.9%	10	96.5%	0.8%	10	96.0%	0.8%	10	95.5%
	Retail	3.2%	227	53.7%	3.7%	371	55.8%	3.9%	514	56.8%
	of which: SME	4.0%	9	43.8%	2.8%	15	44.3%	2.9%	19	44.5%
	Secured by mortgages on immovable property	0.4%	110	35.4%	0.5%	123	26.7%	0.5%	136	22.5%
	of which: SME	4.0%	1	56.1%	2.9%	1	53.4%	2.9%	1	51.9%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	1.3%	453	49.3%	1.4%	635	47.6%	1.4%	815	46.9%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

		Adverse Scenario
		12/31/2016			12/31/2017			12/31/2018
		Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]	Impairment rate	Stock of Provisions	Coverage Ratio - Default Stock[1]
Colombia	Central governments or central banks	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Regional governments or local authorities	—	0	—	—	0	—	—	0	—
	Public sector entities	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Multilateral Development Banks	—	0	—	—	0	—	—	0	—
	International Organisations	—	0	—	—	0	—	—	0	—
	Institutions	0.0%	0	20.0%	0.0%	0	20.0%	0.0%	0	20.0%
	Corporates	1.0%	120	61.3%	1.8%	179	69.2%	1.9%	241	73.3%
	of which: SME	1.0%	10	96.4%	1.8%	10	96.0%	1.9%	10	95.7%
	Retail	4.2%	270	53.8%	7.1%	541	64.4%	6.9%	781	67.7%
	of which: SME	3.3%	8	43.8%	4.1%	16	46.8%	4.4%	23	47.7%
	Secured by mortgages on immovable property	0.6%	113	33.5%	0.6%	130	24.9%	0.7%	147	21.3%
	of which: SME	3.3%	1	57.3%	4.1%	1	54.9%	4.4%	1	53.6%
	Items associated with particularly high risk	—	0	—	—	0	—	—	0	—
	Covered bonds	—	0	—	—	0	—	—	0	—
	Claims on institutions and corporates with a ST credit assessment	—	0	—	—	0	—	—	0	—
	Collective investments undertakings (CIU)	—	0	—	—	0	—	—	0	—
	Equity	—	0	—	—	0	—	—	0	—
	Securitisation
	Other exposures	0.0%	0	10.0%	0.0%	0	10.0%	0.0%	0	10.0%

	Standardised Total	1.6%	503	48.9%	2.6%	850	53.6%	2.5%	1,168	55.1%

[1]	Computed as: Stock of provisions for defaulted stock / default stock (as defined in paragraphs 59 and 61 of the Methodological note)

2016 EU-wide Stress Test: Securitisations

Banco Bilbao Vizcaya Argentaria S.A.

		12/31/2015	Baseline Scenario			Adverse Scenario
	(mln EUR)		12/31/2016	12/31/2017	12/31/2018	12/31/2016	12/31/2017	12/31/2018
	STA	3,142
Exposure values	IRB	973

	Total	4,116

	STA	1,049	1,447	1,635	1,927	2,068	4,209	5,924
Risk exposure amounts	IRB	345	227	248	265	246	692	906

	Total	1,395	1,674	1,884	2,192	2,315	4,900	6,830

Impairments	Total banking book others than assessed at fair value	40	41	25	24	103	39	39

2016 EU-wide Stress Test: Sovereign

Banco Bilbao Vizcaya Argentaria S.A.

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	Austria	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		6	6	5	0	1	0	0	0	0	0	0	1	0	11	0
[ 1Y - 2Y [		1	1	0	0	1	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		3	3	0	0	3	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		2	2	0	0	2	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		9	6	0	0	6	0	0	0	0	0	0	0	0	0	0
[10Y - more		4	4	0	0	4	0	0	0	0	0	0	0	0	0	0
Tot		25	22	5	0	17	0	0	0	0	0	0	1	0	11	0
[ 0 - 3M [	Belgium	49	49	0	0	48	0	1	0	0	0	0	0	0	2	0
[ 3M - 1Y [		157	135	0	0	134	0	1	0	0	0	0	11	0	11	0
[ 1Y - 2Y [		28	16	15	0	0	0	1	0	0	0	0	46	1	48	-1
[ 2Y - 3Y [		6	1	0	0	0	0	1	0	0	0	0	60	2	0	0
[3Y - 5Y [		2	1	0	0	0	0	1	0	0	0	0	141	9	188	-6
[5Y - 10Y [		85	57	0	0	37	0	21	0	0	0	0	34	1	5	0
[10Y - more		23	9	0	0	1	0	8	0	0	0	0	0	0	0	0
Tot		349	268	15	0	220	0	32	0	0	0	0	292	13	253	-7
[ 0 - 3M [	Bulgaria	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		10	10	10	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		10	10	10	0	0	0	0	0	0	0	0	0	0	0	0
Tot		20	20	20	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Cyprus	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Czech Republic	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Denmark	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 0 - 3M [	Estonia	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	Finland	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	11	0	11	0
[ 1Y - 2Y [		14	14	14	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		14	14	14	0	0	0	0	0	0	0	0	11	0	11	0
[ 0 - 3M [	France	86	0	0	0	0	0	0	0	0	0	0	7	0	9	0
[ 3M - 1Y [		656	481	0	0	481	0	0	0	0	0	0	3	0	1	0
[ 1Y - 2Y [		9	2	0	0	0	0	2	0	0	0	0	26	1	5	0
[ 2Y - 3Y [		71	42	0	0	40	0	2	0	0	0	0	10	0	11	0
[3Y - 5Y [		41	11	0	0	10	0	1	0	0	0	0	10	1	9	0
[5Y - 10Y [		84	31	10	0	0	0	21	0	0	0	0	0	0	110	-4
[10Y - more		15	8	0	0	0	0	8	0	0	0	0	0	0	0	-26
Tot		962	575	10	0	531	0	34	0	0	0	0	56	2	146	-31
[ 0 - 3M [	Germany	0	0	0	0	0	0	0	0	0	0	0	43	0	3	0
[ 3M - 1Y [		78	28	0	0	28	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		132	0	0	0	0	0	0	0	0	0	0	28	0	28	0
[ 2Y - 3Y [		90	23	0	0	23	0	0	0	0	0	0	69	0	69	-1
[3Y - 5Y [		61	27	0	0	27	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		162	73	0	0	73	0	0	0	0	0	0	0	0	119	-1
[10Y - more		11	0	0	0	0	0	0	0	0	0	0	0	0	0	-19
Tot		534	151	0	0	151	0	0	0	0	0	0	141	0	221	-21
[ 0 - 3M [	Croatia	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Greece	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 0 - 3M [	Hungary	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Ireland	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		1	1	0	0	1	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		1	1	0	0	1	0	0	0	0	0	0	1	0	1	0

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	Italy	152	152	14	0	127	0	10	0	0	0	0	22	1	425	-2
[ 3M - 1Y [		1,070	995	21	0	966	0	8	0	0	0	0	147	2	101	-2
[ 1Y - 2Y [		652	236	191	0	45	0	0	0	0	0	0	15	0	11	0
[ 2Y - 3Y [		3,914	3,814	3,758	0	56	0	0	0	0	0	0	27	0	45	0
[3Y - 5Y [		112	12	12	0	0	0	0	0	0	0	0	310	5	218	-20
[5Y - 10Y [		1,304	1,090	1,045	0	0	0	45	0	0	0	0	111	2	89	-2
[10Y - more		2,624	2,495	2,460	0	18	0	17	0	0	0	0	8	1	4	0
Tot		9,830	8,794	7,502	0	1,212	0	80	0	0	0	0	639	12	892	-26
[ 0 - 3M [	Latvia	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Lithuania	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		10	10	10	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		10	10	10	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Luxembourg	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Malta	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Netherlands	8	8	0	0	8	0	0	0	0	0	0	2	0	2	0
[ 3M - 1Y [		5	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		44	10	10	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		42	0	0	0	0	0	0	0	0	0	0	21	2	14	0
[3Y - 5Y [		19	4	4	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		124	89	38	0	51	0	0	0	0	0	0	0	0	0	0
[10Y - more		9	2	0	0	2	0	0	0	0	0	0	0	0	0	0
Tot		250	113	52	0	61	0	0	0	0	0	0	24	2	17	0
[ 0 - 3M [	Poland	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		8	8	8	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		7	7	7	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		7	7	7	0	0	0	0	0	0	0	0	0	0	0	0
Tot		22	22	22	0	0	0	0	0	0	0	0	0	0	0	0

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	Portugal	20	20	0	0	19	0	2	186	2	0	0	40	0	50	-1
[ 3M - 1Y [		131	131	0	0	130	0	1	0	0	133	-4	1	0	1	0
[ 1Y - 2Y [		72	72	0	0	0	0	72	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		104	104	0	0	0	0	104	0	0	0	0	25	0	25	0
[3Y - 5Y [		89	89	1	0	30	0	58	0	0	0	0	0	0	0	0
[5Y - 10Y [		232	139	0	0	0	0	139	0	0	842	-221	0	0	0	0
[10Y - more		55	53	0	0	1	0	52	0	0	0	0	0	0	0	0
Tot		703	608	1	0	180	0	428	186	2	975	-225	66	1	76	-1
[ 0 - 3M [	Romania	1	1	0	0	0	0	1	0	0	0	0	0	0	0	0
[ 3M - 1Y [		1	1	0	0	0	0	1	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		1	1	0	0	0	0	1	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		1	1	0	0	0	0	1	0	0	0	0	0	0	0	0
[3Y - 5Y [		142	142	142	0	0	0	1	0	0	0	0	0	0	0	0
[5Y - 10Y [		153	153	152	0	0	0	1	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		300	300	294	0	0	0	6	0	0	0	0	0	0	0	0
[ 0 - 3M [	Slovakia	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Slovenia	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Spain	7,529	7,529	864	0	852	0	5,814	0	0	76	-13	784	65	694	-42
[ 3M - 1Y [		13,070	12,957	4,803	0	3,701	0	4,454	119	2	47	-6	185	14	1,625	-35
[ 1Y - 2Y [		6,617	6,418	3,242	0	374	0	2,802	113	8	10	0	3	0	18	0
[ 2Y - 3Y [		8,953	8,642	4,303	0	0	0	4,339	156	7	0	0	7	0	6	0
[3Y - 5Y [		8,602	8,263	4,424	0	288	0	3,552	452	11	200	-1	12	0	1	0
[5Y - 10Y [		17,989	17,428	13,493	0	0	0	3,934	366	64	105	-17	7	0	0	0
[10Y - more		2,798	2,292	899	0	176	0	1,217	227	33	0	0	5	3	15	-7
Tot		65,557	63,529	32,027	0	5,390	0	26,111	1,433	125	438	-37	1,003	82	2,359	-84
[ 0 - 3M [	Sweden	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 0 - 3M [	United Kingdom	0	0	0	0	0	0	0	0	0	0	0	0	0	15	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	23	0	23	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	12	2	14	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	37	2	53	-1

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	Iceland	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Liechtenstein	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Norway	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	1	0	1	0
[ 0 - 3M [	Australia	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	1	1	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	1	1	0	0
[ 0 - 3M [	Canada	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Hong Kong	64	64	64	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		64	64	64	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Japan	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		9	9	9	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	2	1	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		9	9	9	0	0	0	0	0	0	0	0	2	1	0	0

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	U.S.	932	909	270	0	612	0	27	0	0	0	0	3,115	1	3,067	-1
[ 3M - 1Y [		566	208	187	0	0	0	21	0	0	0	0	349	0	322	0
[ 1Y - 2Y [		743	373	3	0	56	0	314	0	0	0	0	735	0	735	0
[ 2Y - 3Y [		913	439	5	0	0	0	433	3	0	0	0	0	0	0	0
[3Y - 5Y [		2,859	1,676	1,218	0	163	0	294	20	0	0	0	0	0	0	0
[5Y - 10Y [		4,077	3,167	521	0	0	0	2,646	0	0	0	0	0	0	0	0
[10Y - more		5,721	5,720	4,580	0	8	0	1,132	36	1	0	0	0	0	0	0
Tot		15,811	12,491	6,784	0	839	0	4,868	59	2	0	0	4,199	1	4,124	-1
[ 0 - 3M [	China	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	18	0	18	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	18	8	8	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	29	4	19	-4
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	65	12	45	-4
[ 0 - 3M [	Switzerland	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 0 - 3M [	Other advanced economies non EEA	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	48	1	48	-1
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	52	1	66	-1
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	1	1	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	28	1	32	-1
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	128	2	146	-2
[ 0 - 3M [	Other Central and eastern Europe countries non EEA	215	215	198	0	11	0	5	0	0	0	0	1	0	1	0
[ 3M - 1Y [		1,102	1,102	1,092	0	6	0	4	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		256	256	170	0	7	0	80	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		1,168	1,168	1,032	0	20	0	115	0	0	0	0	0	0	0	0
[3Y - 5Y [		2,511	2,507	2,429	0	14	0	65	0	0	0	0	4	3	2	-1
[5Y - 10Y [		5,715	5,713	5,700	0	12	0	1	0	0	0	0	0	0	0	0
[10Y - more		1,062	1,058	1,058	0	0	0	1	0	0	0	0	0	0	0	0
Tot		12,027	12,019	11,678	0	70	0	271	0	0	0	0	5	3	3	-1
[ 0 - 3M [	Middle East	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 3M - 1Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		0	0	0	0	0	0	0	0	0	0	0	7	2	0	0
[3Y - 5Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[5Y - 10Y [		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
[10Y - more		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	7	2	0	0
[ 0 - 3M [	Latin America and the Caribbean	954	870	11	0	0	0	859	94	1	16	0	19	0	12	0
[ 3M - 1Y [		4,843	4,685	48	0	3,946	0	691	220	1	55	-2	29	0	2	0
[ 1Y - 2Y [		3,896	3,682	490	0	3,064	0	127	176	0	72	-4	9	0	5	0
[ 2Y - 3Y [		2,652	2,616	1,196	0	1,251	0	168	94	7	92	-10	0	0	0	0
[3Y - 5Y [		4,116	3,720	2,718	0	814	0	188	21	0	130	-14	27	63	67	-56
[5Y - 10Y [		10,240	9,489	2,924	0	915	0	5,650	25	0	312	-56	0	0	0	0
[10Y - more		2,747	2,437	154	0	151	0	2,133	0	0	61	-14	0	0	0	0
Tot		29,446	27,498	7,541	0	10,141	0	9,815	630	10	738	-100	85	63	85	-57

	(mln EUR)	12/31/2015
Residual Maturity	Country / Region	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	NET DIRECT EXPOSURES (accounting value gross of provisions) (1)						DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1)				INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet)
									Derivatives with positive fair value		Derivatives with negative fair value		Derivatives with positive fair value		Derivatives with negative fair value
				of which: AFS	of which: FVO (designated at fair value through profit&loss)	of which: HFT (2)	of which: HTM	of which: Loans and receivables	Notional value	Fair-value (+)	Notional value	Fair-value (-)	Notional value	Fair-value (+)	Notional value	Fair-value (-)
[ 0 - 3M [	Africa	2	2	0	0	0	0	2	0	0	0	0	0	0	0	0
[ 3M - 1Y [		1	1	0	0	0	0	1	0	0	0	0	0	0	0	0
[ 1Y - 2Y [		3	3	0	0	0	0	3	0	0	0	0	0	0	0	0
[ 2Y - 3Y [		5	5	0	0	0	0	5	0	0	0	0	0	0	0	0
[3Y - 5Y [		3	3	0	0	0	0	3	0	0	0	0	0	0	0	0
[5Y - 10Y [		4	4	0	0	0	0	4	0	0	0	0	0	0	0	0
[10Y - more		1	1	0	0	0	0	1	0	0	0	0	0	0	0	0
Tot		19	19	0	0	0	0	19	0	0	0	0	0	0	0	0
[ 0 - 3M [	Others	74	46	0	0	0	0	46	0	0	0	0	0	0	0	0
[ 3M - 1Y [		39	39	0	0	0	0	39	0	0	0	0	3	0	3	0
[ 1Y - 2Y [		49	25	1	0	0	0	23	0	0	0	0	3	0	3	0
[ 2Y - 3Y [		43	42	4	0	0	0	39	0	0	0	0	0	0	0	0
[3Y - 5Y [		123	21	2	0	0	0	19	0	0	0	0	9	13	4	-7
[5Y - 10Y [		55	23	5	0	0	0	18	0	0	0	0	0	0	0	0
[10Y - more		27	11	4	0	0	0	7	0	0	0	0	0	0	0	0
Tot		410	206	16	0	0	0	191	0	0	0	0	15	14	11	-7

Total		136,365	126,732	66,064	0	18,813	0	41,855	2,308	139	2,151	-363	6,785	213	8,459	-245

Notes, definitions and regions:

(1)	The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees. Exposures to central banks should not be included here.
(2)	For positions in HFT this should include gross exposures (long) net of cash short positions of sovereign debt to other counterpaties only where there is a maturity matching
(3)	The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS) booked in all the accounting portfolio (on-off balance sheet). Irrespective of the denomination and or accounting classification of the positions.

Other advanced non EEA: Israel, Korea, New Zealand, San Marino, Singapore, Taiwan and Russia

Other CEE non EEA: Albania, Bosnia and Herzegovina, Kosovo, FYR Macedonia, Montenegro, Serbia, and Turkey.

Middle East: Yemen, United Arab Emirates, Syrian, Sudan, Saudi Arabia, Qatar, Oman, Mauritania, Libya, Lebanon, Kuwait, Jordan, Iraq, Iran, Djibouti and Bahrain.

Latin America: Venezuela, Uruguay, Trinidad and Tobago, Suriname, St. Vincent and the Grenadines, St. Lucia, St. Kitts and Nevis, Peru, Paraguay, Panama, Nicaragua, Mexico, Jamaica, Honduras, Haiti, Guyana, Guatemala, Grenada, El Salvador, Ecuador, Dominican Republic, Dominica, Costa Rica, Colombia, Chile, Brazil, Bolivia and Belize.

Africa: South Africa, Tunisia, Morocco, Egypt and Algeria.

2016 EU-wide Stress Test - Risk exposure amounts

Banco Bilbao Vizcaya Argentaria S.A.

		Baseline scenario			Adverse scenario
(mln EUR)	31/12/2015	31/12/2016	31/12/2017	31/12/2018	31/12/2016	31/12/2017	31/12/2018
Risk exposure amount for credit risk	348,002	348,281	348,491	348,799	350,881	354,189	353,579
Risk exposure amount for securitisations and re-securitisations	1,395	1,674	1,884	2,192	2,315	4,900	6,830
Risk exposure amount other credit risk	346,607	346,607	346,607	346,607	348,566	349,289	346,749
Risk exposure amount for market risk	19,992	20,016	20,016	20,016	23,973	23,990	24,716
Risk exposure amount for operational risk	33,291	34,102	33,876	33,291	35,983	35,210	33,756
Other risk exposure amounts	2,080	2,080	2,080	2,080	2,080	2,080	2,080

Total risk exposure amount	403,365	404,479	404,463	404,186	412,917	415,469	414,132

2016 EU-wide Stress Test - P&L

Banco Bilbao Vizcaya Argentaria S.A.

		Baseline Scenario			Adverse Scenario
(mln EUR)	12/31/2015	31/12/2016	31/12/2017	31/12/2018	31/12/2016	31/12/2017	31/12/2018
Net interest income (1)	17,336	17,054	16,613	16,052	16,210	14,676	13,388
Interest income	28,564	28,293	28,951	29,373	30,627	31,883	30,874
(Interest expense)	-11,229	-11,239	-12,338	-13,321	-14,417	-17,207	-17,486
Dividend income	412	412	412	412	351	351	351
Net fee and commission income	5,260	5,260	5,260	5,260	5,260	5,260	5,260
Gains or (-) losses on financial assets and liabilities held for trading, net	164	274	274	274	-1,042	0	0
Gains or (-) losses on financial assets and liabilities designated at fair value through profit and loss, net	141				0
Other operating income not listed above, net	1,462	-826	-878	-927	-780	-847	-889

Total operating income, net	24,774	22,174	21,681	21,071	19,999	19,440	18,111
(Impairment or (-) reversal of impairment on financial assets not measured at fair value through profit or loss)	-4,542	-6,682	-3,282	-2,950	-10,061	-6,887	-5,887
Other income and expenses not listed above, net	-14,120	-12,142	-11,939	-12,224	-12,364	-10,918	-11,113

Profit or (-) loss before tax from continuing operations	6,113	3,350	6,460	5,897	-2,425	1,635	1,111
(Tax expenses or (-) income related to profit or loss from continuing operations)	-1,434	-786	-1,892	-1,769	728	-490	-312

Profit or (-) loss after tax from discontinued operations	0	0	0	0	0	0	0

Profit or (-) loss for the year (2)	4,679	2,564	4,567	4,128	-1,698	1,144	799
Attributable to owners of the parent	3,497	1,916	3,413	3,085	-1,269	855	597
Amount of dividends paid	1,144	671	1,195	1,080	0	0	0

Attributable to owners of the parent net of estimated dividends	2,353	1,246	2,219	2,005	-1,269	855	597

(1)	Projected NII may differ from the sum of interest income and interest expenses due to the application of the cap on NII (paragraphs 308 of the methodological note).
(2)	Due to recognised one-off costs in 2015 in line with section 6.4.2 on the methodological note, projections include the impact of a reduction in one or several of administrative expenses; profit or loss from discontinued operations; other operating expenses. The estimated impact of these one-off adjustments before tax is: 2016 Baseline €-64mln; 2017 Baseline €357mln; 2018 Baseline €257mln; 2016 Adverse €-67mln; 2017 Adverse €352mln; 2018 Adverse €253mln

2016 EU-wide Stress Test: Capital

Banco Bilbao Vizcaya Argentaria S.A.

				Baseline Scenario			Adverse Scenario
		(mln EUR,%)	31/12/2015	31/12/2016	31/12/2017	31/12/2018	31/12/2016	31/12/2017	31/12/2018
OWN FUNDS	A	OWN FUNDS	60,200	61,494	63,825	65,279	54,218	52,805	50,969
	A.1	COMMON EQUITY TIER 1 CAPITAL (net of deductions and after applying transitional adjustments)	48,554	48,648	49,040	48,631	41,371	38,020	34,321
	A.1.1	Capital instruments eligible as CET1 Capital (including share premium and net own capital instruments)	26,377	26,377	26,377	26,377	26,377	26,377	26,377
	A.1.1.1	Of which: CET1 instruments subscribed by Government	0	0	0	0	0	0	0
	A.1.2	Retained earnings	22,478	23,724	25,943	27,948	21,210	22,065	22,662
	A.1.3	Accumulated other comprehensive income	-1,904	-1,904	-1,904	-1,904	-9,164	-9,345	-9,164
	A.1.3.1	Of which: arising from unrealised gains/losses from Sovereign exposure in AFS portfolio	1,636	1,636	1,636	1,636	-2,416	-2,416	-2,416
	A.1.3.2	Of which: arising from unrealised gains/losses from the rest of AFS portfolio	-322	-322	-322	-322	-3,742	-3,742	-3,742
	A.1.4	Other Reserves	0	0	0	0	0	0	0
	A.1.5	Funds for general banking risk	0	0	0	0	0	0	0
	A.1.6	Minority interest given recognition in CET1 capital	5,835	6,443	6,443	6,443	6,443	6,443	6,443
	A.1.7	Adjustments to CET1 due to prudential filters	-331	-331	-331	-331	-136	-136	-136
	A.1.8	(-) Intangible assets (including Goodwill)	-9,752	-9,752	-9,752	-9,752	-9,752	-9,752	-9,752
	A.1.9	(-) DTAs that rely on future profitability and do not arise from temporary differences net of associated DTLs	-949	-163	0	0	-1,677	-1,186	-874
	A.1.10	(-) IRB shortfall of credit risk adjustments to expected losses	-31	-31	-31	-31	-143	-292	-311
	A.1.11	(-) Defined benefit pension fund assets	0	0	0	0	0	0	0
	A.1.12	(-) Reciprocal cross holdings in CET1 Capital	0	0	0	0	0	0	0
	A.1.13	(-) Excess deduction from AT1 items over AT1 Capital	-549	0	0	0	0	0	0
	A.1.14	(-) Deductions related to assets which can alternatively be subject to a 1.250% risk weight	-89	-119	-119	-119	-119	-119	-119
	A.1.14.1	Of which: from securitisation positions (-)	-89	-119	-119	-119	-119	-119	-119
	A.1.15	(-) Holdings of CET1 capital instruments of financial sector entities where the institiution does not have a significant investment	0	0	0	0	0	0	0
	A.1.16	(-) Deductible DTAs that rely on future profitability and arise from temporary differences	0	0	0	0	0	0	0
	A.1.17	(-) CET1 instruments of financial sector entities where the institiution has a significant investment	0	0	0	0	0	0	0
	A.1.18	(-) Amount exceding the 17.65% threshold	-278	0	0	0	-1,790	-1,610	-1,421
	A.1.19	(-) Additional deductions of CET1 Capital due to Article 3 CRR	0	0	0	0	0	0	0
	A.1.20	CET1 capital elements or deductions - other	0	0	0	0	0	0	0
	A.1.21	Transitional adjustments	7,747	4,404	2,415	0	10,122	5,576	617
	A.1.21.1	Transitional adjustments due to grandfathered CET1 Capital instruments (+/-)	0	0	0	0	0	0	0
	A.1.21.2	Transitional adjustments due to additional minority interests (+/-)	1,308	748	652	0	748	652	0
	A.1.21.3	Transitional adjustments to CET1 Capital from unrealised gains/losses from Sovereign exposure in AFS portfolio (+/-)	-982	-655	-327	0	966	483	0
	A.1.21.4	Transitional adjustments to CET1 Capital from unrealised gains/losses from the rest of AFS portfolio (+/-)	193	129	64	0	1,497	748	0
	A.1.21.5	Other transitional adjustments to CET1 Capital	7,227	4,181	2,025	0	6,911	3,692	617
	A.1.21.5.1	Of which: due to DTAs that rely on future profitability and do not arise from temporary differences	874	131	0	0	1,341	830	524
	A.1.21.5.2	Of which: due to DTAs that rely on future profitability and arise from temporary differences and CET1 instruments of financial sector entities where the institution has a significant investment	109	0	0	0	278	88	9
	A.2	ADDITIONAL TIER 1 CAPITAL (net of deductions and after transitional adjustments)	0	1,614	3,546	5,730	1,614	3,546	5,730
	A.2.1	Additional Tier 1 Capital instruments	5,101	5,101	5,101	5,101	5,101	5,101	5,101
	A.2.2	(-) Excess deduction from T2 items over T2 capital	0	0	0	0	0	0	0
	A.2.3	Other Additional Tier 1 Capital components and deductions	549	0	0	0	0	0	0
	A.2.4	Additional Tier 1 transitional adjustments	-5,651	-3,487	-1,555	629	-3,487	-1,555	629
	A.3	TIER 1 CAPITAL (net of deductions and after transitional adjustments)	48,554	50,262	52,586	54,360	42,985	41,565	40,050
	A.4	TIER 2 CAPITAL (net of deductions and after transitional adjustments)	11,646	11,233	11,239	10,919	11,233	11,239	10,919
	A.4.1	Tier 2 Capital instruments	7,623	7,523	7,423	7,323	7,523	7,423	7,323
	A.4.2	Other Tier 2 Capital components and deductions	3,496	3,496	3,496	3,496	3,496	3,496	3,496
	A.4.3	Tier 2 transitional adjustments	528	214	320	100	214	320	100
TOTAL RISK EXPOSURE AMOUNT	B	TOTAL RISK EXPOSURE AMOUNT	403,365	404,479	404,463	404,186	412,917	415,469	414,132
	B.1	Of which: Transitional adjustments included	695	0	0	0	2,920	2,726	2,521
CAPITAL RATIOS (%) Transitional period	C.1	Common Equity Tier 1 Capital ratio	12.04%	12.03%	12.12%	12.03%	10.02%	9.15%	8.29%
	C.2	Tier 1 Capital ratio	12.04%	12.43%	13.00%	13.45%	10.41%	10.00%	9.67%
	C.3	Total Capital ratio	14.92%	15.20%	15.78%	16.15%	13.13%	12.71%	12.31%
CAPITAL RATIOS (%) Fully loaded	D.1	Common Equity Tier 1 Capital ratio (1)	10.27%	10.94%	11.53%	12.03%	7.62%	7.86%	8.19%
	D.2	Tier 1 Capital ratio (2)	11.54%	12.20%	12.79%	13.29%	8.87%	9.10%	9.43%
	D.3	Total Capital ratio (3)	14.30%	14.92%	15.49%	15.97%	11.55%	11.74%	12.06%
Memorandum items	E	Total amount of instruments with mandatory conversion into ordinary shares upon a fixed date in the 2016 -2018 period (cumulative conversions) (4)	4439	4439	4439	4439	4439	4439	4439
	F	Total Additional Tier 1 and Tier 2 instruments eligible as regulatory capital under the CRR provisions that convert into Common Equity Tier 1 or are written down upon a trigger event (5)					0	0	0
	F.1	Of which: eligible instruments whose trigger is above CET1 capital ratio in the adverse scenario (5)					0	0	0
	G.1	Total leverage ratio exposures (transitional)	765,724	765,724	765,724	765,724	765,724	765,724	765,724
	G.2	Total leverage ratio exposures (fully loaded)	765,650	765,650	765,650	765,650	765,650	765,650	765,650
	G.3	Leverage ratio (transitional)	6.34%	6.56%	6.87%	7.10%	5.61%	5.43%	5.23%
	G.4	Leverage ratio (fully loaded)	6.07%	6.44%	6.76%	7.02%	4.75%	4.90%	5.07%

(1)	Fully loaded CET1 capital ratio estimation: [A.1-A.1.13-A.1.21+MIN(A.2+A.1.13-A.2.2-A.2.4+MIN(A.4+A.2.2-A.4.3,0),0)]/[B-B.1]
(2)	Fully loaded T1 capital ratio estimation: [A.1-A.1.21+A.2-A.2.2-A.2.4+MIN(A.4+A.2.2-A.4.3,0)]/[B-B.1]
(3)	Fully loaded Total capital ratio estimation: [A.1-A.1.21+A.2-A.2.4+A.4-A.4.3)/[B-B.1]. This ratio does not include grandfathered AT1 capital instruments meeting the conditions laid down in Article 63 of CRR and, hence, eligible as fully loaded T2 capital. Therefore, the ratio could be underestimated for banks with material instruments of such kind.
(4)	Conversions not considered for CET1 computation
(5)	Excluding instruments included in row E

2016 EU-wide Stress Test

Information on performing and non-performing exposures1

Banco Bilbao Vizcaya Argentaria S.A.

	12/31/2015
	Gross carrying amount				Accumulated impairment, accumulated changes in fair value due to credit risk and provisions		Collaterals and financial guarantees received on non-performing exposures
		Of which performing but past due >30 days and <=90 days	Of which non- performing		On performing exposures[2]	On non- performing exposures[3]
(mln EUR)				Of which: defaulted
Debt securities (including at amortised cost and fair value)	99,166	0	81	81	102	35	0
Central banks	2,306	0	0	0	0	0	0
General governments	69,306	0	0	0	16	0	0
Credit institutions	4,806	0	22	22	13	20	0
Other financial corporations	13,716	0	59	59	4	16	0
Non-financial corporations	9,031	0	0	0	69	0	0
Loans and advances(including at amortised cost and fair value)	480,487	1,219	25,359	22,457	5,864	12,827	9,739
Central banks	17,830	0	0	0	0	0	0
General governments	38,611	279	194	191	30	37	87
Credit institutions	28,701	0	26	26	34	17	0
Other financial corporations	14,956	1	67	53	117	38	22
Non-financial corporations	186,296	200	16,255	14,510	2,897	9,220	5,342
Households	194,093	739	8,817	7,678	2,786	3,515	4,288

DEBT INSTRUMENTS other than HFT	579,653	1,219	25,441	22,538	5,966	12,862	9,739

OFF-BALANCE SHEET EXPOSURES	184,951		1,110	360	332	372	88

[1]	For the definition of non-performing exposures please refer to COMMISSION IMPLEMENTING REGULATION (EU) 2015/227 of 9 January 2015, ANNEX V, Part 2-Template related instructions, subtitle 29
[2]	Insitutions report here collective allowances for incurrred but not reported losses (instruments at amortised cost) and changes in fair value of performing exposures due to credit risk and provisions (instruments at fair value other than HFT)
[3]	Insitutions report here specific allowances for financial assets, individually and collectively estimated (instruments at amortised cost) and changes in fair value of NPE due to credit risk and provisions (instruments at fair value other than HFT)

2016 EU-wide Stress Test

Information on forborne exposures1

Banco Bilbao Vizcaya Argentaria S.A.

	12/31/2015
	Gross carrying amount of exposures with forbearance measures		Accumulated impairment, accumulated changes in fair value due to credit risk and provisions for exposures with forbearance measures		Collateral and financial guarantees received on exposures with forbearance measures
(mln EUR)		Of which non- performing exposures with forbearance measures		Of which on non- performing exposures with forbearance measures
Debt securities (including at amortised cost and fair value)	0	0	0	0	0
Central banks	0	0	0	0	0
General governments	0	0	0	0	0
Credit institutions	0	0	0	0	0
Other financial corporations	0	0	0	0	0
Non-financial corporations	0	0	0	0	0
Loans and advances (including at amortised cost and fair value)	34,092	16,079	7,993	7,132	18,669
Central banks	0	0	0	0	0
General governments	827	18	9	6	784
Credit institutions	0	0	0	0	0
Other financial corporations	62	13	8	2	28
Non-financial corporations	19,281	10,797	6,104	5,533	8,497
Households	13,923	5,252	1,871	1,591	9,360

DEBT INSTRUMENTS other than HFT	34,092	16,079	7,993	7,132	18,669

Loan commitments given

[1]	For the definition of forborne exposures please refer to COMMISSION IMPLEMENTING REGULATION (EU) 2015/227 of 9 January 2015, ANNEX V, Part 2-Template related instructions, subtitle 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 29, 2016	By:	/s/ María Ángeles Peláez
Name: María Ángeles Peláez
Title: Authorized representative